NO ACT

PE
12-23-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10010668

February 24, 2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-24-2010

Re: Bank of America Corporation
Incoming letter dated December 23, 2009

Dear Mr. Gerber:

This is in response to your letters dated December 23, 2009, January 27, 2010, and February 1, 2010 concerning the shareholder proposal submitted to Bank of America by Trillium Asset Management Corporation. We also have received letters on the proponent's behalf dated January 26, 2010, January 29, 2010, and February 12, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 24, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 23, 2009

The proposal requests that the board publish a report describing: (1) the implementation of Bank of America's policy regarding funding of companies engaged predominantly in mountain top removal coal mining and an assessment of the policy's efficacy in reducing GHG emissions and in protecting Bank of America's reputation, and (2) an assessment of the probable impact on GHG emissions and environmental harm to Appalachia of expanding the policy to bar project financing for all mountain top removal projects.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations. In this regard, we note that the first part of the proposal addresses implementation of Bank of America's existing policy on funding companies that use mountain top removal as their predominant method of coal extraction. In our view, this part of the proposal addresses matters beyond the environmental impact of Bank of America's project finance decisions, such as Bank of America's decisions to extend credit or provide other financial services to particular types of customers. Proposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 12, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Bank of America Corporation
(Trillium Asset Management)

Dear Sir/Madam:

I have been asked by Trillium Asset Management Corporation (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BAC" or the "Company"), and which has submitted a shareholder proposal to BAC, to respond to the second (and hopefully final) supplemental letter, dated February 1, 2010, sent to the Securities & Exchange Commission by Hunton & Williams on behalf of the Company in response to my supplemental letter to the Commission dated January 29, 2010, in which BAC again contends that the Proponent's shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid second supplemental letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, my opinion remains that the Proponent's shareholder proposal must be included in BAC's year 2010 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests the Company to report on its policies relating to the financing of mountain top removal mining operations.

RULE 14a-8(i)(7)

The Company makes the astonishing argument that certain Staff no-action letters should be disregarded because they pertain to proposals that deal with human rights, as if that were a prerequisite to a finding that a shareholder proposal raises a significant policy issue for a registrant. The criterion for deciding whether a proposal should be excluded under Rule 14a-7(i)(7) is whether it raises an important policy issue for the registrant, not whether that policy issue involves human rights. As outlined in my letter of January 26, 2010, in subsection "a", labeled "The Standard", in the portion of my letter dealing with Rule 14a-8(i)(7) (see page 11 of the letter), the standard to be applied is whether the proposal has "significant policy economic or other implications inherent" in it. This is true whether the shareholder proposal involves human rights, apartheid, communist nations or the environment.

Indeed, a careful attention to the no-action letters discussed by the Company refutes the Company's own argument. Not all of the no-action letters that BAC attempts to distinguish (second paragraph, page 4) relate, as the Company claims, either (i) to operations that are in countries that are "human rights violators" or (ii) deal with activities in which the registrant is "directly engaged". Most notably, several of the *Bank of America* letters discussed in my letter of January 29 (pages 2-3) and the Company's letter of February 1 (pages 4-5) involved no human rights issues and in none of them was the bank itself the prime actor perpetrating the anti-social conduct. For example, in *Bank of America* (February 23, 2006) there was no mention of human rights and the registrant was not "directly engaged" in the anti-social activity of making sub-prime loans. Rather it securitized them. Thus, it was not the prime actor, but rather a facilitator of the condemned conduct. Even more telling is *Bank of America* (February 22, 2008), which exactly corresponds to the instant situation. In that letter, the proponent requested a report on BAC's implementation of the Equator Principles. At no point in the Whereas clauses, the Resolve clause or supporting statement was there any mention of human rights. Rather the request concerned the "environmental and social outcomes" in certain project financing transactions in lesser developed nations. Thus, any degrader of the environment or spoiler of local communities would not be BAC itself, but rather the recipient of loans from BAC. This is exactly analogous to the instant situation where the Proponent is asking about the environmental and social outcomes arising from loans that BAC is making to despoilers of both the environment and local communities. It is difficult in the extreme to understand how there could be a principled decision that held that significant policy issues are raised by mountain top removal under the Equator Principles in, say, Bolivia, but that the same activities, with the same environmental and community impacts, in West Virginia does not rise to the level of being a significant policy issue.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Andrew A. Gerber
Shelley Alpern
Leslie Lowe
Laura Berry

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

Rule 14a-8

February 1, 2010

BY ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Trillium Asset Management Corporation

Ladies and Gentlemen:

By letter dated December 23, 2009 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by Trillium Asset Management Corporation (the "Proponent") from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") for the reasons set forth therein. In response to the Initial Letter, the Proponent submitted a letter (the "Trillium Letter") dated January 26, 2010 to the Division indicating its view that the Proposal may not be omitted from the proxy materials for the 2010 Annual Meeting. In response to the Trillium Letter, on behalf of the Corporation, we submitted a supplemental response dated January 27, 2010 (the "Supplemental Letter"). By letter dated January 29, 2010, the Proponent submitted a response (the "Second Trillium Letter") to the Supplemental Letter. The Second Trillium Letter is attached hereto as **Exhibit A**.

As counsel to the Corporation, we hereby supplement the Initial Letter and the Supplemental Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2010 Annual Meeting. This letter is intended to supplement, but does not replace our earlier letters. While we believe the arguments set forth in our prior letters meet the necessary burden of proof to support the exclusion of the Proposal as provided therein, the Corporation would like to clarify several matters raised in the Second Trillium Letter regarding our arguments under Rule 14a-8(i)(7). A copy of this letter is also being sent to the Proponent.

DISCUSSION

As noted in the Supplemental Letter, the Proponent, through the Proposal, wants to empower itself with the ability to pick and choose which customers are acceptable and which customers are not acceptable to the Corporation. More specifically, the Proponent seeks to decide whether or not the Corporation can do business with certain customers in the coal mining industry. This direct control with respect to "third parties" or certain specific customers is not the same as proposals that seek a policy that would generally prohibit business with or within a particular country, such as South Africa (during apartheid), China, the former Soviet Union or other sovereign nations that are alleged to be engaged in human rights violations. It is a false analogy to liken the lawful sale of products to a third party conducting lawful business that is not favored by the Proponent to a general prohibition against conducting business with or within a sovereign nation or government involved in significant human rights violations.

In the Supplemental Letter, we argued that if a proposal dictating acceptable customers and unacceptable customers were found to be a matter that transcended ordinary business, based on the nature or behavior of the customer (and not on the behavior of the subject company), the Division would be setting a precedent with far reaching and, presumably, unintended consequences. To counter this viewpoint, the Proponent relies on the false analogy set forth above and has reached back almost twenty-five years to a letter issued to *Ford Motor Co.* (April 11, 1985) ("*Ford I*") relating to the sale of vehicles to various South African governmental agencies. We do not believe this letter is relevant to our arguments with regard to the Proposal for several reasons. The *Ford I* letter was issued during a period when there was significant activism as part of a longstanding campaign to publicize and to end apartheid in South Africa by targeting companies that invested or operated businesses in South Africa. This line of anti-apartheid letters had its start with proposals to adopt the Sullivan Principles, a voluntary code of conduct under which U.S. companies operating in South Africa could promote social justice and further the cause to end apartheid. With respect to anti-apartheid and related South African business proposals, the Division took an expansive reading of Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)). These letters were also consistent with the Division's longstanding view that proposals relating to human rights issues generally transcend ordinary business matters.

The following letters are illustrative of the broad anti-apartheid line of letters that found proposals were not excludable under Rule 14a-8(c)(7). The proposal in *Texaco, Inc.* (February 28, 1984) ("*Texaco*") related to the conduct of operations in South Africa, including the management of its workforce, fair labor practices and employee training, and the cessation of all South African operations. Similar to *Ford I*, the supporting statement in *Texaco* discussed the sale of oil and gas products to the military and police of South Africa. In *American Telephone and Telegraph Company* (December 12, 1985) ("*AT&T*"), the proposal concerned the "cessation

HUNTON & WILLIAMS

of all sales or other distributions of [c]ompany products in South Africa, the prohibition of further expansion of communication and data transmission services to or from South Africa; and the purchase of precious metals from South Africa only as a last resort." Given the broad scope of the ordinary business matters addressed in the *AT&T* proposal, it is clear how broad the Division's anti-apartheid interpretations were under Rue 14a-8(c)(7). *Harsco Corporation* (January 4, 1993) dealt with a proposal to refrain from any new or expanded capital investment in South Africa. A proposal in *Firstar Corporation* (February 25, 1993) that the Division failed to find excludable under Rule 14a-8(c)(7) sought to prevent the company from (i) accepting South African accounts, whether public or private, and providing the correspondent banking services, (ii) providing credit facilities to finance exports and/or imports from/to South Africa and (iii) providing new loans to "any sector of the South Africa economy." The Proposal is clearly not related to the narrow anti-apartheid line of no-action letters discussed above, and it does it raise similar human rights issues. *See also Amdahl Corporation* (January 6, 1993) (proposal requesting a company to "take the necessary steps to ensure that is products are not sold to entities that are involved in the enforcement or maintenance of apartheid" was not found excludable under Rule 14a-8(c)(7)). As with *Ford I*, these no-action letters illustrate the broad anti-apartheid position adopted by the Division under Rule 14a-8(c)(7). The Proposal is clearly not related to the narrow anti-apartheid line of no-action letters discussed above, and it does not raise similar human rights issues.

In addition, in *Ford I*, the nexus between the company and its products to the offending action by the "South African military, police and any of their agencies or instrumentalities" that supported the South African apartheid system was more direct than the limited nexus presented by the Proposal. In *Ford I*, the actual product sold by the company was being used by the disfavored customer to engage directly in the offending action (*i.e.*, support of the apartheid system in South Africa). In the instant case, the Corporation is merely providing products and services to one of its customers. The Corporation is not, for example, selling explosives or other instrumentalities directly used in the mountain top removal ("MTR") process. The Corporation is merely providing a fungible source of liquidity and other banking products. Those receiving funds from the Corporation may use the borrowings to fund any number of uses in their day to day operations - payroll, rent or mortgage payments, information technology systems, lease payments, office supplies, etc.

Thus, while the facts in *Ford I* coincidentally lend themselves to a convenient comparison to a hypothetical raised in the Supplemental Letter, the law and policy underling *Ford I* simply do not provide relevant precedent to support the conclusion that the Proposal transcends the ordinary business operations of the Corporation. *Ford I* is the product of a narrow anti-apartheid line of no-action letters issued by the Division that broadly targeted any business operations, ordinary or not, with or within South Africa, and the nexus between the product provided by Ford Motor

Company ("Ford") and the direct use of such product by South African governmental units in the support of apartheid is notably stronger than the limited nexus between the banking products and services provided by the Corporation and the customers engaged in the MTR coal mining business.

In the Second Trillium Letter, the Proponent also cites numerous no-action letters that are not applicable to the Proposal. Most of the Proponent's citations relate to human rights violations and/or slave labor related proposals. As with the anti-apartheid line of no-action letters, the Division has adopted a similarly broad line of no-action letters relating to human rights violations and slave labor, particularly with respect to operations by U.S. companies in China and the former Soviet Union. The Proponent cites *Ford Motor Co.* (March 12, 1998) ("*Ford II*"). In *Ford II,* the proposal requested a broad policy that would prohibit Ford generally from doing any business with facilities that employed slave labor (including both selling products to and buying products from such facilities). The supporting statement in *Ford II* indicates that the company was producing cars and trucks and operating factories inside the former Soviet Union with the use of forced and slave labor. The supporting statement further indicates that similar issues were raised in China where Ford had a significant agreement to build vehicles and parts. Clearly, the issues raised in *Ford II* are not applicable here, both in terms of the human rights issues raised and the nexus Ford possessed with China and the former Soviet Union to the alleged use of slave labor in its business dealings.

The Proponent in the Second Trillium Letter generally cites numerous other no-action letters that relate to proposals that either (i) call for broad or general lending polices or limits on other business operations with or within sovereign nations or governments that are deemed to be human rights violators (as opposed to targeting the lawful operations of specific customers or industries engaged in lawful activities) or (ii) proposals that deal with activities in which the subject companies are directly engaged. In *Bank of America Corporation* (February 22, 2008), the proposal related to the implementation of the Equator Principles, which called for financial institutions to voluntarily adopt a lending policy to prohibit loans to projects where the borrower would not or was unable to comply with the social and environmental policies and procedures set forth under the Equator Principles. In *Bank of America Corporation* (February 23, 2006), the proposal related to activities in which the company was alleged to be directly involved (*i.e.*, serving "as manager/underwriter for the securitization of subprime loans" and "both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations"). In *BankAmerica Corporation* (March 17, 1988), another human rights related proposal, the proponent called for a general policy prohibiting further lending to the Government of Chile until Chile was restored to a democratic form of government, with full political rights returned to its citizens. The supporting statement in that letter discusses the military dictatorship of General Augusto Pinochet and various human rights violations. In addition, the supporting statement specifically refers to a "retiming accord between Chile and its creditor banks in 1987, which delayed the country's interest payments and thereby effectively granted Chile $445 million needed to finance projected government deficits by the end of 1988." Based on the forgoing, it is clear that the precedent relied upon by the Proponent is not particularly relevant to analyzing the Proposal under Rule 14a-8(i)(7).

Similarly, *BankAmerica Corporation* (February 25, 1985), which the Proponent cites, related to a proposal regarding loans to developing countries, how social, economic, political and human rights factors are considered in making loans and the bank's policy on giving short and long-term loans to governments consistently involved in human rights violations. *NCNB Corp.* (January 9. 1986) ("*NCNB Corp.*") follows the other letters cited in the Second Trillium Letter. In *NCNB Corp.*, the proposal related to loans to "governments consistently involved in human rights violations." Finally, the *Merrill Lynch & Co.* (February 25, 2000) ("*Merrill Lynch*") letter cited by the Proponent does not relate to the provision of products and services to any particular customer, but rather relates to a review and policy change to ensure that corporate transactions minimize the "impact on the environment, human rights and risk to the company's reputation." Looking to the supporting statement in *Merrill Lynch*, it is clear that the proposal targeted business relationships with the Chinese government and within China.

Much like *Ford I*, the forgoing no-action letters illustrate that general policies seeking to prohibit activities with or within sovereign nations involved in significant human rights violations are clearly distinguishable from a proposal targeting the lawful operations of specific customers or industries in the U.S. engaged in lawful activities that are disfavored by a proponent. The Proponent's comparisons provide false analogies.

The Proponent also cites *BankAmerica Corporation* (March 23, 1987), a proposal regarding the development of policies on "capital flight" from less economically developed countries. However, this proposal is not generally related to limiting those particular customers with whom a company may provide banking products and services. Furthermore, in *Bank of America Corporation* (February 21, 2007) ("*Bank of America*"), a proposal concerning the "policies that are in place to safeguard against the ***provision of any financial services for any corporate or individual clients*** that enables ***capital flight*** and results in tax avoidance" was found excludable by the Division under Rule 14a-8(i)(7) because it related to "the sale of particular services" and, thus, was a matter of ordinary business. (emphasis added)

After a closer review of the no-action letters cited in the Second Trillium Letter, we continue to believe that Rule 14a-8(i)(7) is applicable to the Proposal because it seeks to impose direct control with respect to which "third parties" or specific customers or industries the Corporation can provide products and services. The Proposal is not analogous to proposals that seek the adoption of policies generally prohibiting business with or within a sovereign nation of governance, such as South Africa (during apartheid), China, the former Soviet Union or other sovereign nations that are alleged to be engaged in human rights violations.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Paul M. Neuhauser
Shelley Alpern

EXHIBIT A

See attached.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 29, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Bank of America Corporation

Dear Sir/Madam:

I have been asked by Trillium Asset Management Corporation (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BAC" or the "Company"), and which has submitted a shareholder proposal to BAC, to respond to the supplemental letter dated January 27, 2010, sent to the Securities & Exchange Commission by Hunton & Williams on behalf of the Company in response to my letter to the Commission dated January 26, 2010, in which BAC again contends that the Proponent's shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid supplemental letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, my opinion remains that the Proponent's shareholder proposal must be included in BAC's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on its policies relating to the financing of mountain top removal mining operations.

RULE 14a-8(i)(7)

It is more than passing strange that the Company should claim that "[i]f a proposal dictating acceptable customers and unacceptable customers were to be found to be a matter that transcended ordinary business based on the nature or behavior of the customer (and not on the behavior of the subject company), the Division would be setting a precedent with far reaching and presumably unintended consequences". We find this statement to be extraordinary since the Division has been routinely doing so for decades. Indeed, the Company then goes on to use as an example of such an inconceivable situation the following example: "Could the proponent . . . tell Ford Motor Company that it cannot sell a fleet of trucks to a disfavored customer?" The answer is, of course, "Yes it can". Indeed, that has been true with respect to Ford for at least twenty-five years. In *Ford Motor Co.* (April 11, 1985) the proponent proposal requested Ford to adopt a policy to "terminate forthwith the sales of all motor vehicles and components for use by the South African military, police, and any of their agencies or instrumentalities". Ford Motor Company argued that the proposal "deals with a narrow question of marketing – whether [Ford] should or should not sell vehicles and components to two particular customers. . . The choice of to whom to sell products is a fundamental, regular, everyday part of the conduct of ordinary business operations." This, of course, exactly echoes the arguments made by BAC. ("The Proponent seeks to control the extensions of credit and the provision of banking and financial products and services. . . . These matters are simply matters of ordinary business. . .") The Staff found that the ordinary business exclusion was not applicable to the Ford proposal.

Indeed, the Company's Ford Motor hypothetical is doubly telling against BAC's own position because the *Ford* letter of April, 1985, does not stand alone. In *Ford Motor Corporation* (March 12, 1998) the Staff again rejected BAC's hypothetical that a shareholder proposal could not tell Ford not to sell vehicles "to a disfavored customer". The proposal requested that Ford not sell any products "to any facility utilizing slave or forced labor". The Staff response was that "the proposal raises significant policy issues that are beyond the ordinary business operations" of the registrant.

Aside from these Ford examples there are literally dozens of other no-action letters that refuse to apply (i)(7) or its predecessor (c)(7) to proposals that would restrict the sale of the company's product to third parties because of the nature or activities of that third party, rather than the activities of the registrant. Rather than attempt to list them all, we will be content merely to list those seven Staff decisions that have involved BAC or one of its predecessors. *Bank of America Corporation* (February 22, 2008) (the Staff rejected arguments almost identical to the arguments made by the Company in the instant case with respect to a shareholder proposal calling, as does the Proponent's proposal, for a report on how the Company has implemented a set of lending principles; in the case of the '08 letter, with the implementation of the "Equator Principles, which set parameters on loans for third world projects); *Bank of America Corporation* (February 23, 2006) (securitization of predatory loans; the Staff rejected the Company's argument that "Securitization of loans is one large and important step removed from the actual extension of credit.") *BankAmerica Corporation* (March 17, 1988) ("to adopt a policy of prohibiting further lending to the Government of Chile . . . until Chile is restored to a democratic government with full political rights returned to its citizens"); *BankAmerica Corporation* (March 23, 1987) ("Report on policies and procedures the bank has instituted to insure that its liabilities [i.e. deposits] to foreign customers do not represent any capital flight"); *BankAmerica Corporation* (February 27, 1985) ("Description of how social, economic, political and human rights factors are considered in making loans and the bank's policy on giving short and long-term loans to governments consistently involved in human rights violations".); *NCNB Corp.* (January 9, 1986); ("Description of how social, economic, political and human rights factors are considered in making loans and the bank's policy on giving short and long-term loans to governments consistently involved in human rights violations".); *Merrill Lynch & Co* (February 25, 2000) ("underwriting criteria of Merrill Lynch with the view to incorporating and fully disclosing criteria related to a transaction's impact on the environment, human rights").

In summary, the Company's contention is just plain wrong that Rule 14a-8(i)(7) is always automatically applicable to "a proposal dictating acceptable customers and unacceptable customers" and that such proposals cannot possibly "be found to be a matter that transcended ordinary business based on the nature or behavior of the customer (and not on the behavior of the subject company)".

RULE 14a-8(i)(3)

We note that the Company has again failed to claim that there is, in actual fact, an existing contract that would be violated if BAC were to totally cease making loans for mountain top removal. The Company's argument is therefore wholly hypothetical. In the present fact situation there is no difference, in the real world, between a policy that bars the making of loans and a policy that has successfully succeeded in phasing out all such contracts. All of the loan commitments pertaining to mountain top removal apparently having been phased out, such loans are now barred.

In any event, even if the wording of the proposal were to be found to be technically incorrect, the whole proposal would not be barred, but the remedy would be to correct those couple of words. Thus, in the words of Section B.4.of Staff Legal Bulletin 14B (September 15, 2004), "the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or ***modify*** [emphasis supplied] a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading".

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Andrew A. Gerber
Shelley Alpern
Leslie Lowe
Laura Berry

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 29, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Bank of America Corporation

Dear Sir/Madam:

I have been asked by Trillium Asset Management Corporation (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BAC" or the "Company"), and which has submitted a shareholder proposal to BAC, to respond to the supplemental letter dated January 27, 2010, sent to the Securities & Exchange Commission by Hunton & Williams on behalf of the Company in response to my letter to the Commission dated January 26, 2010, in which BAC again contends that the Proponent's shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid supplemental letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, my opinion remains that the Proponent's shareholder proposal must be included in BAC's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on its policies relating to the financing of mountain top removal mining operations.

RULE 14a-8(i)(7)

It is more than passing strange that the Company should claim that "[i]f a proposal dictating acceptable customers and unacceptable customers were to be found to be a matter that transcended ordinary business based on the nature or behavior of the customer (and not on the behavior of the subject company), the Division would be setting a precedent with far reaching and presumably unintended consequences". We find this statement to be extraordinary since the Division has been routinely doing so for decades. Indeed, the Company then goes on to use as an example of such an inconceivable situation the following example: "Could the proponent . . . tell Ford Motor Company that it cannot sell a fleet of trucks to a disfavored customer?" The answer is, of course, "Yes it can". Indeed, that has been true with respect to Ford for at least twenty-five years. In *Ford Motor Co.* (April 11, 1985) the proponent proposal requested Ford to adopt a policy to "terminate forthwith the sales of all motor vehicles and components for use by the South African military, police, and any of their agencies or instrumentalities". Ford Motor Company argued that the proposal "deals with a narrow question of marketing – whether [Ford] should or should not sell vehicles and components to two particular customers. . . The choice of to whom to sell products is a fundamental, regular, everyday part of the conduct of ordinary business operations." This, of course, exactly echoes the arguments made by BAC. ("The Proponent seeks to control the extensions of credit and the provision of banking and financial products and services. . . . These matters are simply matters of ordinary business. . .") The Staff found that the ordinary business exclusion was not applicable to the Ford proposal.

Indeed, the Company's Ford Motor hypothetical is doubly telling against BAC's own position because the *Ford* letter of April, 1985, does not stand alone. In *Ford Motor Corporation* (March 12, 1998) the Staff again rejected BAC's hypothetical that a shareholder proposal could not tell Ford not to sell vehicles "to a disfavored customer". The proposal requested that Ford not sell any products "to any facility utilizing slave or forced labor". The Staff response was that "the proposal raises significant policy issues that are beyond the ordinary business operations" of the registrant.

Aside from these Ford examples there are literally dozens of other no-action letters that refuse to apply (i)(7) or its predecessor (c)(7) to proposals that would restrict the sale of the company's product to third parties because of the nature or activities of that third party, rather than the activities of the registrant. Rather than attempt to list them all, we will be content merely to list those seven Staff decisions that have involved BAC or one of its predecessors. *Bank of America Corporation* (February 22, 2008) (the Staff rejected arguments almost identical to the arguments made by the Company in the instant case with respect to a shareholder proposal calling, as does the Proponent's proposal, for a report on how the Company has implemented a set of lending principles; in the case of the '08 letter, with the implementation of the "Equator Principles, which set parameters on loans for third world projects); *Bank of America Corporation* (February 23, 2006) (securitization of predatory loans; the Staff rejected the Company's argument that "Securitization of loans is one large and important step removed from the actual extension of credit.") *BankAmerica Corporation* (March 17, 1988) ("to adopt a policy of prohibiting further lending to the Government of Chile . . . until Chile is restored to a democratic government with full political rights returned to its citizens"); *BankAmerica Corporation* (March 23, 1987) ("Report on policies and procedures the bank has instituted to insure that its liabilities [i.e. deposits] to foreign customers do not represent any capital flight"); *BankAmerica Corporation* (February 27, 1985) ("Description of how social, economic, political and human rights factors are considered in making loans and the bank's policy on giving short and long-term loans to governments consistently involved in human rights violations".); *NCNB Corp.* (January 9, 1986); ("Description of how social, economic, political and human rights factors are considered in making loans and the bank's policy on giving short and long-term loans to governments consistently involved in human rights violations".); *Merrill Lynch & Co* (February 25, 2000) ("underwriting criteria of Merrill Lynch with the view to incorporating and fully disclosing criteria related to a transaction's impact on the environment, human rights").

In summary, the Company's contention is just plain wrong that Rule 14a-8(i)(7) is always automatically applicable to "a proposal dictating acceptable customers and unacceptable customers" and that such proposals cannot possibly "be found to be a matter that transcended ordinary business based on the nature or behavior of the customer (and not on the behavior of the subject company)".

RULE 14a-8(i)(3)

We note that the Company has again failed to claim that there is, in actual fact, an existing contract that would be violated if BAC were to totally cease making loans for mountain top removal. The Company's argument is therefore wholly hypothetical. In the present fact situation there is no difference, in the real world, between a policy that bars the making of loans and a policy that has successfully succeeded in phasing out all such contracts. All of the loan commitments pertaining to mountain top removal apparently having been phased out, such loans are now barred.

In any event, even if the wording of the proposal were to be found to be technically incorrect, the whole proposal would not be barred, but the remedy would be to correct those couple of words. Thus, in the words of Section B.4.of Staff Legal Bulletin 14B (September 15, 2004), "the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or ***modify*** [emphasis supplied] a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading".

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Andrew A. Gerber
Shelley Alpern
Leslie Lowe
Laura Berry

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 27, 2010

Rule 14a-8

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Trillium Asset Management Corporation

Ladies and Gentlemen:

By letter dated December 23, 2009 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by Trillium Asset Management Corporation (the "Proponent") from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") for the reasons set forth therein. In response to the Initial Letter, the Proponent submitted a letter (the "Trillium Letter") dated January 26, 2010 to the Division indicating its view that the Proposal may not be omitted from the proxy materials for the 2010 Annual Meeting. The Trillium Letter is attached hereto as **Exhibit A**. For ease of reference, this response follows the order of the discussion in the Trillium Letter.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2010 Annual Meeting. This letter is intended to supplement, but does not replace, the Initial Letter. While we believe the arguments set forth in the Initial Letter meet the necessary burden of proof to support the exclusion of the Proposal as provided therein, the Corporation would like to clarify several matters raised in the Trillium Letter. A copy of this letter is also being sent to the Proponent.

DISCUSSION

General

As noted in the Initial Letter, the Corporation believes that the health of the global environment is important and that reasonable measures should be taken to protect the environment.[1] The Proposal is not related to the Corporation's actions with respect to the environment, mountain-top-removal ("MTR") activities or coal mining. Instead, as discussed in detail in the Initial Letter and in this letter, the Proposal at its core deals with a very simple matter-- **the Proposal seeks to dictate the customers to which the Corporation may sell its products and services.** The remainder of the Proposal is merely designed to enable the Proposal to pass the scrutiny of Rule 14a-8. The Trillium Letter illustrates this fact as well. The primary tact of the Trillium Letter is to distract the Division from applying the simple analysis necessary to evaluate the Proposal's validity under Rule 14a-8. The Trillium Letter contains fourteen pages, the vast majority of these pages repeat various environmental talking points and discuss matters irrelevant to the subject matter of the Proposal. It is not until the eleventh page of the Trillium Letter that the Proponent begins to address the Rule 14a-8 arguments set forth by the Corporation in the Initial Letter.

Rule 14a-8(i)(7) -- The Proposal does not raise a significant policy issue.

As noted in the Initial Letter, the Proponent, through the Proposal, wants to empower itself with the ability to pick and choose which customers are acceptable and which customers are not acceptable. Much like the prior no-action letters citied in the Initial Letter, the Proposal objects to the Corporation providing financial products and services to customers that engage in activities disfavored by the Proponent. If a proposal dictating acceptable customers and unacceptable customers were to be found to be a matter that transcended ordinary business, based on the nature or behavior of the customer (and not on the behavior of the subject company), the Division would be setting a precedent with far reaching and presumably, unintended consequences.

Assume a company that engaged in an activity disfavored by the Proponent wanted to stay at a Marriott Hotel or have an important planning meeting at the hotel. Would the Division permit the Proponent to dictate to Marriott International, Inc. who is eligible to stay in or use any of

[1] *See* the discussion of the Corporation's numerous financial and other commitments to the environment that are available on its website under "About Bank of America"--"In the Community"--"Environment." via the following link: http://environment.bankofamerica.com/?cm_mmc=ENT-Funded-_-vanity-_-EF01VN0002_environment-_-NA

their hotels? Could the Proponent tell Caterpillar, Inc. that it cannot sell heavy equipment to the disfavored customer, or tell Ford Motor Company that it cannot sell a fleet of trucks to the disfavored customer? Each of these examples would serve to make the disfavored customer's business operations harder to execute, just as the Proposal seeks. These examples are precisely analogous to the goals sought by the Proponent through in the Proposal.

The Proponent seeks to control decisions involving the extension of credit and the provision of banking and financial products and services. The Proponent wants to involve itself in the banking decisions and policies regarding the type of customers to which the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services. These matters are simply matters of ordinary business that are managed on a day-to-day basis.

Finally, as noted in the Initial Letter, a proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983).

Rule 14a-8(i)(3) -- The Proposal is false and misleading.

The Proponent argues that because the Corporation has neither asserted that the Proposal is vague or indefinite nor shown the defect raised by the Corporation permeates the entire Proposal, it is not excludable under Rule 14a-8(i)(3). However, the Proponent incorrectly recites Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the exclusion of proposals that are contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits the making of statements in a proposal or supporting statement that are "false or misleading with respect to any material fact." As clearly stated in the Initial Letter, the Corporation believes that the Proposal contains false statements that are integral to the substance of and support for the Proposal.

The Proponent then attempts to downplay its misleading statement by characterizing it as "***one alleged*** factual error." (emphasis added) First, the error is not "alleged." As discussed in the Initial Letter, the Corporation does not have a "policy ***barring funding*** of companies engaged predominantly in MTR" as referenced in the Proposal. (emphasis added) The Corporation's Coal Policy, which is available on its website,[2] states that the Corporation "is particularly concerned about surface mining conducted through mountain top removal . . . . We will

[2] *See* http://environment.bankofamerica.com/articles/Energy/COAL_POLICY.pdf

therefore ***phase out financing*** of companies whose predominant method of extracting coal is through mountain top removal." Stating that the Corporation bars funding of companies that engage in MTR leads stockholders to believe that the Corporation has ceased to provide funding to such companies. It further implies that the Corporation is capable of ceasing to provide financing services, regardless of its current contractual obligations, to any company involved in extracting coal through MTR, which is not the case. The Proponent questions whether the Corporation has analyzed all financing agreements of companies predominantly engaged in coal mining through MTR for "'escape' clauses" and states that many of the Corporation's loan commitments that would otherwise be affected may have already been phased out pursuant to the Corporation's Coal Policy. All of this is irrelevant to the Proposal's wording. What matters is that the Proposal is materially false and misleading in its assertion that the Corporation has a policy barring financing of MTR activities.

Second, the Proponent's error goes to substance of the Proposal -- it is not "one" minor misstatement as the Proponent attempts to characterize it. The Proponent even points to the importance of the difference in wording when it states, "we quite agree that there is a difference between barring financing and phasing it out." Asserting that the Corporation has a policy that ***bars*** funding of companies engaged in MTR misleads stockholders as to the Corporation's actual policy, which could affect a rational stockholder's vote on the Proposal.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

HUNTON & WILLIAMS

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Paul M. Neuhauser
Shelly Alpern

EXHIBIT A

See attached.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 26, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Bank of America Corporation

Dear Sir/Madam:

I have been asked by Trillium Asset Management Corporation (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BAC" or the "Company"), and which has submitted a shareholder proposal to BAC, to respond to the letter dated December 23, 2009, sent to the Securities & Exchange Commission by Hunton & Williams on behalf of the Company, in which BAC contends that the Proponent's shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in BAC's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on its policies relating to the financing of mountain top removal operations.

BACKGROUND

Two years ago a shareholder proposal concerning mountain top removal, but with a quite differently worded Resolve Clause, was submitted to BAC. Because of the overbroad wording of the Resolve Clause, which could have been read to request the bank to cease financing to suppliers (including electric utilities etc) of companies engaged in mountain top removal coal mining the proposal was excluded as vague under Rule 14a-8(i)(3).

In connection with the Company's no-action request two years ago, the undersigned submitted to the Commission a letter in opposition to that request. A portion of that letter, which quite retains its relevance, is quoted immediately below:

****

The effects of mountaintop removal coal mining ("MTR") were recently the subject of litigation in West Virginia. In *Ohio Valley Environmental Coalition et al v. United States Army Corps of Engineers*, 479 F. Supp. 2d 607 (SDWV, March 23, 2007) the plaintiffs sued for declaratory relief that the Army Corps had violated the Clean Water Act and the Environmental Policy Act by granting permits to fill streams in conjunction with MTR and to enjoin the other defendants from engaging in the conduct authorized by those permits. The Court granted the plaintiffs the relief that they had requested and described MTR in Part I ("INTRODUCTION") of its opinion as follows: (Citations omitted in all excerpts from the opinion, except as otherwise indicated.)

INTRODUCTION

Coal mining has long been part of the fabric of Appalachian life, providing jobs to support workers and their families and energy to fuel the nation. Unfortunately, coal mining also exacts a toll on the natural environment. In particular, the mining technique at issue in these permits potentially results in dramatic environmental consequences. The Honorable Charles H. Radon II, after a firsthand examination of maintop removal mining sites in southern West Virginia, offered the following description:

[M]ined sites were visible from miles away. The sites stood out among the natural wooded ridges as huge white plateaus, and the valley fills appeared as massive, artificially landscaped stair steps. Compared to the thick hardwoods of surrounding undisturbed hills, the mine sites appeared stark and barren and enormously different from the original topography.

Bragg v. Robertson, 54 F. Supp. 2d. 635, 646 (S.D. W. Va. 1999) (issuing preliminary injunction upon finding irreparable harm).

This lawsuit represents another challenge against the coal industry and governmental regulators over mountaintop removal coal mining. The controversy surrounding this method of coal mining has spawned numerous lawsuits by environmentalists against state and federal regulators involved in the approval and use of mountaintop removal mining in West Virginia and neighboring Appalachian states. The Honorable Paul V. Niemeyer, speaking for a panel of the Fourth Circuit, aptly described the backdrop for this controversy six years ago: Mountaintop-removal coal mining while not new, only became widespread in West Virginia in the 1990s. Under this method, to reach horizontal seams of coal layered in mountains, the mountaintop rock above the seam is removed and placed in adjacent valleys; the coal is extracted; and the removed rock is then replaced in an effort to achieve the original contour of the mountain. But because rock taken from its natural state and broken up naturally "swells", perhaps by as much as 15 to 25%, the excess rock not returned to the mountain--the "overburden"--remains in the valleys, creating "valley fills." Many valley fills bury intermittent and perennial streams and drainage areas that are near the mountaintop. Over the years, the West Virginia Director of Environmental Protection (the Director" or "State Director"), as well as the U.S. Army Corps of Engineers, has approved this method of coal mining in West Virginia. The disruption to the immediate environment created by mountaintop mining is considerable and has provoked sharp differences of opinion between environmentalists and industry players.

Bragg v. West Virginia Coal Assoc., 248 F.3d 275, 286 (4th Cir. 2001).

In this matter, environmentalists have targeted the U.S. Army Corps of Engineers ("Corps"). Although the Corps has no direct regulatory authority with respect to mountaintop removal coal mining, it plays an indirect role through its control over a critical byproduct of mountaintop removal mining: valley fills, which entail burying streams when valleys are filled with overburden. Section 404 of the Clean Water Act ("CWA"), 33 U.S.C. § 1251, *et seq.*, vests authority in the Corps to issue permits for the disposal of fill material into the waters of the United States. Without such a permit, the discharge is prohibited, thus precluding the construction of valley fills necessary for mountaintop removal coal mining.

The "dramatic environmental consequences" mentioned by Judge Chambers in the second sentence of his opinion are detailed subsequently in his opinion (at pp. 28-30):

The Corps' decision to issue those permits [four permits were at issue; subsequently four additional permits were also enjoined in the some litigation: see LEXIS 75882] will allow the applicants to bury miles of streams and fill their valleys with excess spoil material produced by mountaintop removal mining. 21 [Footnote 21 reads as follows. "This material consists of rock, soil and other material excavated during mining by using the mountaintop removal method. The material expands greatly and cannot be placed back in its approximate original contour, so valleys near the mining are filled. In addition, the overburden material, as a result of being exposed, undergoes chemical changes which also may affect water quality and aquatic life."] The Corps candidly acknowledges in the CDDs that those valley fills will permanently bury the streams along with their riparian areas, permanently alter the normal water flow within the area under the fill, and destroy or disrupt the living organisms and their habitats within the valley.

Each decision reports the length of the streams to be filled. For example, the Lexare East permit allows the permanent filling of 24,860 linear feet [just over 4.7 miles] of intermittent and ephemeral streams in order to construct the seven valley fills within the Laurel Creek and Drawdy Creek watersheds. *CDD for Laxare East Surface Mine Application ("Laxare East CDD"),* 14, 44 (July 18, 2006). These seven fills will hold 73.9 million cubic yards of overburden material, with each fill draining between 108 acres to 229 acres. *Id.* at 14-15, 36. Construction of these fills will require the permanent filling of 9,367 linear feet of intermittent and 15,493 linear feet of ephemeral streams. The project also calls for the construction of ten sediment ponds, which will temporarily impact 935 linear feet of intermittent streams and 2,164 linear feet of ephemeral streams. In total, 27,959 linear feet [just under 5.3 miles] of intermittent and ephemeral streams will be impacted, 24,860 permanently. Biological samples collected at different stations within the streams revealed a large number and healthy variety of aquatic organisms.

The Court then goes on to describe in similar terms the results that will ensue under each of the other three permits (covering approximately 8 miles of streams) at issue in this branch of the litigation (which ultimately involves eight permits with one additional permit grant not yet ripe for decision). After describing these environmental impacts, time Court went on to say (at p. 31):

The Corps does not dispute that these impacts, standing alone, would require a finding that the proposed discharges violate the CWA and mandate a full EIS under NEPA. *See, e.g., Black Castle CDD,* at 87. However, the Corps defends its approvals by relying on mitigation to offset these impacts, thereby rendering the effects not significant. Before the Court may evaluate whether the mitigation plans offset the impacts, the Court first must consider whether the Corps has met its duty to properly assess the impacts.

The Court subsequently held that the mitigation plans failed to offset the environmental impacts that would result from the fill portion of MTR. Before reaching that conclusion, the Court, in Part V A 3 (ii) of its opinion, discussed the "Role of Headwater Streams" in the environment as disclosed by the testimony in the case:

All streams contribute similar ecological benefits, no matter what their size. Streams transport sediment and organic material downstream and serve as habitat for aquatic and other life. Yet, headwater streams differ from perennial streams in critical ways. Headwater streams, such as those at issue here, are typically found in forested hollows. The forests supply organic material critical to the stream and life within it. Trees often produce a canopy covering portions of the stream, shading the water in the summer and providing organic matter. This organic material is collected within the headwater streams, broken down and transported downstream where it supplies much of the energy and material which support life and other ecological functions. In addition, the process of "nutrient uptakes." is greater in headwater streams. . . .headwaters allow for nutrients to be broken down and used by organisms downstream. (At pp. 40-41.)

Moreover, headwaters serve as the habitat for unique fauna and possess greater biodiversity, with 90% of the biodiversity of a watershed found in headwaters. . . . A greater portion of their flow comes from groundwater, which tends to be cooler than surface water in the summer and warmer in the winter, thereby regulating the temperature of downstream waters. This groundwater exchange also contributes to a water purification function. Groundwater exchange is a complex interaction of water, nutrients, organic material and chemicals, occurring through contact with the stream bed and banks, where water and dissolved material move to and from the stream These characteristics make headwater streams disproportionately important in functions related to biodiversity, water quality, and nutrient processing. (At pp. 41-42.)

The destruction of headwater streams and the trees and plants around them eliminates a large amount of organic material from the stream network and deprives downstream resources of the other functions typically served by headwater streams. . . . The groundwater exchange naturally occurring in intermittent streams is lost, which may decrease the water purification process. As a result of valley fills, the water chemistry changes, which affects the range of aquatic life. Valley fills increase the discharge of chemicals which are then carried downstream. 38 [Fn 38: The valley fills and mining activity will result in downstream "increases in sulfates, total dissolved solids, total calcium, total magnesium, hardness, total manganese, dissolve manganese, specific conductance, alkalinity, and total potassium" *See, e.g., Camp Branch CDD,* at 12.] While many discharges are regulated by water quality standards, some chemical changes associated with poorer water quality, such as conductivity, are not. The increased chemical mix produced by valley fills reduces biodiversity, causing a shift toward pollution tolerant organisms. An EPA-directed aquatic impacts assessment concluded that sites with valley fills had "lower biotic integrity" and "reduced taxa richness" with "fewer pollution-sensitive EPT taxa." 41 [Fn 41: EPT taxa refers to certain pollution sensitive species. . . whose presence is recognized as an indicator of a healthy stream.] (At pp. 42-43.)

[Fn 47, at p. 47, quotes the EPA's assessment with respect to one of the permits: "These ephemeral and intermittent streams provide high levels of water quality and quantity, sediment control, nutrients, and organic contributions, and as a result, are largely responsible for maintaining the quality of downstream environ systems for considerable distances."]

A similar description of the effect of MTR on streams can be found in the EPA studies of the matter. For example, both the Executive Summary of the Draft Moutaintop Mining/Valley Fills in Appalachia Programmatic Environmental Impact Statement (2003) (**http://www.ega.gov/region3/mtntop/eia.htm**) and the Summary of the Final Programmatic Environmental Impact Statement (2005) (**http://www.ega.gov/region3/mtntop/index.htm**) describe the major impact that MTR has on the environment in identical terms (pp. ES-1 ES-4 of the Draft and pp. 2-3 of the Final):

"Mountaintop Mining" refers to coal mining by surface methods . . . in the steep terrain of the central Appalachian coalfields. The additional volume of broken rook that is often generated as a result of this mining, but cannot be retuned to the locations from which it was removed, is known as "excess spoil" and it typically placed in valleys adjacent to the surface mine, resulting in "valley fills"....

The geographic focus of this study involves approximately 12 million acres, encompassing most of eastern Kentucky, southern West Virginia, western Virginia and scattered areas of eastern Tennessee. The study area contains about 59,000 miles of streams. Some of the springs flow all year, some flow part of the year, and some flow only briefly after a rainstorm or snow melt Most of the streams discussed in this PEIS [preliminary environmental impact statement] are considered headwater streams. Headwater streams are generally important ecologically because they contain not only diverse invertebrate assemblages, but some unique aquatic species. Headwater streams also provide organic energy that is critical to flab and other aquatic species throughout an entire river. Ecologically, the study area is valuable because of its rich plant life and because it is a suitable habitat for diverse populations of migratory songbirds, mammals, and amphibians....

.... [S]tudies [by the EPA and others] noted the following:

* Of the largely forested study area, approximately 6.8% has been or may be affected by recent and future (1992-2012) mountaintop mining [USEPA, 2002]. In the past, reclamation focused primarily on erosion prevention and backfill stability and not reclamation with trees. Compacted backfill material hindered tree establishment and growth; reclaimed soils were more conducive for growing grass; and grasses, which out-competed tree seedlings, were often planted as a quiet growing vegetative cover. As a result, natural succession by trees and woody plants on reclaimed mined land (with intended post-mining land uses other than forest) was slowed....

. More species of interior forest songbirds occur in forest unaffected by mining than forest edge adjacent to reclaimed mined land. Grassland bird species are more predominant on reclaimed mines. Similarly, amphibians (salamanders) dominate unaffected forest, whereas reptiles (snakes) occupy the reclaimed mined lands. Small mammals and raptors appear to inhabit both habitats.
. Approximately 1200 miles of headwater streams (or 2% of the streams in the study area) were directly impacted by MTM/VF features including coal removal areas, valley fills, roads, and ponds between 1992 and 2002. An estimated 724 stream miles (1.2% of streams) were covered by valley fills from 1985 to 2001. Certain watersheds were more impacted by MTM/VF than others....

. Streams in watersheds where MTM/VFs exist are characterized by an increase of minerals in the water as well as less diverse and more pollutant-tolerant macroinvertebrates and fish species....

The effect of MTR on the environment is extensively discussed in Chapter III of the Draft EIS, with the most detailed discussion at Part D, dealing with the impact on headwater streams. This section listed (p. III D-1) eight potential impact factors:
1. Loss of linear stream length [the text indicates that an EPA study showed that in a recent ten year period permits for filling were issued that covered over 2% of the total

stream length in the region (see p. III D-2.0]
2. Loss of biota under fill foot print or from mined stream reaches ["when streams are filled or mined all biota living in the footprint of the fill or in the mined area are lost" (at p. III D-2); "filling or mining stream areas even in very small watersheds has the potential to impact aquatic communities some of which may be of high quality or potentially support unique aquatic species (at p. III D-4)
3. Loss of upstream energy from buried stream reaches ["although invertebrates and microbiota in headwater streams are only a fraction of living plant and animal biomass, they are critical in the export of organic matter to downstream areas by converting leaf litter to fine particulate organic matter" (at p. III D-5)
4. Changes in downstream thermal regime
5. Changes in downstream flow regime
6. Changes in downstream chemistry [Based on an EPA study "[s]ites in the filled category had increased concentrations of sulfate, total dissolved solids, total selenium, total calcium, total magnesium, hardness, total manganese, dissolved manganese, specific conductance, alkalinity, total potassium, acidity and nitrate/nitrite. There were increased concentrations of sodium. . ." (at p. III D-6)]
7. Changes in downstream sedimentation (bed characteristics) ["mining and valley fills may alter the sediment composition of streams" (at p. III D-8)]
8. Effects on downstream biota [EPA studies found that "[t]he Filled and Filled-Residential sites have been found to differ from the unmined and mined sites in six to nine of the nine evaluation metrics." (at p. III D-14)]

The scope of the environmental degradation is enormous, even more so when the cumulative effect of the large numbers of projects are considered. Reportedly, MTR has already leveled at least 474 mountains in Appalachia. If one projects the EPA's estimates, by mid-century about 20% of the 12 million acres of mountains and forests will have suffered from MTR and 12% of the streams in that area will have been eliminated. And it is well to bear in mind that although the information provided above in this letter has emphasized the effects on streams, with some mention of birds etc., it is not only the ecology of streams that is affected by MTR, but also valleys, forests and, of course, the mountains themselves. It is difficult in the extreme to image any other activity that has a greater impact on the neighboring environment and ecology than does MTR.

During the past three to four years, Bank of America has been heavily involved in the financing of coal mines and coal plants, and, in addition to its regular lending activities, has been a participant in publicly disclosed financings by, among others, AES Corporation (electric generator whose plants produce 2,329 megawatts from coal in the US and many more megawatts from coal outside the US; including 3,020 mw from coal in China), Alpha Natural Resources (coal company), Arch Coal, Cleco Corp. (utility generating 70% of its power from coal), Consol Energy (coal company), Dynergy (utility generating over 3,500 mw from coal, with plants under construction for an additional 687 mw), FPL Group (utility with three coal plants that has plans to build two more at a cost of $ 3.4 billion), Foundation Coal, International Coal Group, Integrys Energy Group (credit facility to its energy generation unit, WPS Resources, WPS generates virtually all of its electricity from coal, using over 3.5 million tons per year and is building additional facilities that will use an additional 2,000,000 tons of coal per year), Massey Energy (coal company) and Peabody Energy (coal company).

****

Since the above was written, the environmental concerns have only increased, not only by way of scientific and regulatory concern, but also in the media.

For example, the journal *Science*, the publication of the American Association for the Advancement of Science, published an article on January 8, 2010 by eleven scientists detailing the adverse impacts of mountain top removal mining. The findings of these scientists are well summarized by the second paragraph of their article:

> Despite much debate in the United States, surprisingly little attention has been given to the growing scientific evidence of the negative impacts of MTM/VF [Mountain top removal/Valley Fill]. Our analyses of current peer-reviewed studies and of new water-quality data from WV [West Virginia] streams revealed serious environmental impacts that mitigation practices cannot successfully address. Published studies also show a high potential for human health impacts.

As indications of public concern on the matter, using the search phrase "mountain top removal" as a single search term gives 10,500 hits on Google (data accessed January 24). A similar search for that phrase as a single search term on the website of the New York Times yielded 262 hits for the most recent 12 months (data accessed January 24).

Finally, governmental regulatory concern has been enhanced. For example, Region 3 of the Environmental Protection Agency published a study on July 8, 2008 entitled "Downstream effects of mountaintop coal mining: comparing biological conditions using family- and genus-level macroinvertebrate bioassessment tools (PDF) (21 pp, 1.1MB, About PDF) by Gregory J. Pond, Margaret E. Passmore, Frank A. Borsuk, Lou Reynolds, and Carole J. Rose, US EPA. (Available by clicking on the citation in this email.) The abstract of that study begins with the following sentence:

> Surface coal mining with valley fills has impaired the aquatic life in numerous streams in the Central Appalachian Mountains.

On June 11, 2009, The EPA issued the following press release detailing steps that it was undertaking to establish an interagency program in cooperation with the Department of the Interior and the Army Corps of Engineers to combat the evils associated with mountain top removal coal mining:

> **WASHINGTON** – Obama Administration officials announced today that they are taking unprecedented steps to reduce the environmental impacts of mountaintop coal mining in the six Appalachian states of Kentucky, Ohio,

Pennsylvania, Tennessee, Virginia, and West Virginia through a coordinated approach between the Environmental Protection Agency (EPA), Department of the Interior (DOI) and Army Corps of Engineers.

Through a Memorandum of Understanding signed by Lisa P. Jackson, Administrator of the Environmental Protection Agency; Ken Salazar, Secretary of the Interior; and Terrence "Rock" Salt, Acting Assistant Secretary of the Army for Civil Works, the Administration will implement an Interagency Action Plan on mountaintop coal mining that will:

- Minimize the adverse environmental consequences of mountaintop coal mining through short-term actions to be completed in 2009;
- Undertake longer-term actions to tighten the regulation of mountaintop coal mining;
- Ensure coordinated and stringent environmental reviews of permit applications under the Clean Water Act (CWA) and Surface Mining Control and Reclamation Act of 1997 (SMCRA);
- Engage the public through outreach events in the Appalachian region to help inform the development of Federal policy; and
- Federal Agencies will work in coordination with appropriate regional, state, and local entities to help diversify and strengthen the Appalachian regional economy and promote the health and welfare of Appalachian communities.

"Mountaintop coal mining cannot be predicated on the assumption of minimal oversight of its environmental impacts, and its permanent degradation of water quality. Stronger reviews and protections will safeguard the health of local waters, and thousands of acres of watersheds in Appalachia," said EPA Administrator Lisa P. Jackson. "Our announcement today reaffirms EPA's fundamental responsibility for protecting the water quality and environmental integrity of streams, rivers, and wetlands under the Clean Water Act. Getting this right is important to coalfield communities that count on a livable environment, both during mining and after coal companies move to other sites." . . . .

"The steps we are taking today are a firm departure from the previous Administration's approach to mountaintop coal mining, which failed to protect our communities, water, and wildlife in Appalachia," said Secretary Salazar. "By toughening enforcement standards, by looking for common-sense improvements to our rules and regulations, and by coordinating our efforts with other agencies, we will immediately make progress toward reducing the environmental impacts of mountaintop coal mining."

"This agreement represents federal agencies working together to take the President's message on mountaintop coal mining into action," said Nancy Sutley, Chair of the White House Council on Environmental Quality. "We are committed to powering our country while protecting health and welfare in the Appalachian region, securing access to clean streams and safe drinking water, and honoring our clean water laws." . . . .

The Army Corps of Engineers and the Environmental Protection Agency will take immediate steps under the CWA to minimize environmental harm by taking the following actions in 2009:
- Requiring more stringent environmental reviews for future permit applications for mountaintop coal mining;
- Within 30 days of the date of the MOU, the Corps will issue a public notice (pursuant to 33 C.F.R. § 330.5) proposing to modify Nationwide Permit (NWP) 21 to preclude its use to authorize the discharge of fill material into streams for surface coal mining activities in the Appalachian region, and will seek public comment on the proposed action;
- Strengthening permit reviews under CWA regulations (Section 404(b)(1)) to reduce the harmful direct and cumulative environmental impacts of mountaintop coal mining on streams and watersheds;
- Strengthening EPA coordination with states on water pollution permits for discharges from valley fills and state water quality certifications for mountaintop coal mining operations; and - Improving stream mitigation projects to increase ecological performance and compensate for losses of these important waters of the United States. . . .

Concurrent with these short-term actions, the three agencies will embark on a comprehensive, coordinated review of their existing respective regulations and procedures governing mountaintop coal mining under existing law. The agencies will also create an interagency working group to promote ongoing Federal collaboration and ensure the Action Plan achieves results. As these reforms are implemented, the agencies will seek to involve the public and guide Federal actions through robust public comment and outreach.

RULE 14a-8(i)(7)

a. The Standard

In 1976 the Commission in Release 12999 (November 22, 1976) reviewed and reversed prior Staff determinations which had excluded shareholder proposals on ordinary business grounds and concluded that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

The same issue was discussed in Release 34-40018 (May 21, 1998) where the Commission stated that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

We believe that the Proponent's shareholder proposal clearly meets the standard of having significant policy implications inherent in it.

b. Mountain top removal coal mining

We believe it clear beyond cavil that, in general, the issue of mountain top removal coal mining meets the standard enunciated in the two Commission releases. The materials supplied above in the section of this letter entitled "Background" establishes this beyond any doubt. Indeed, BAC does not appear to contest the fact that, for someone actually engaged in such activities, a shareholder proposal addressing those activities would not be excluded by 14a-8(i)(7).

c. BAC's own activities

Although it is often true, as the Company suggests in its argument, that lending activities are matters of ordinary business, this is not true if the financial provider is closely enough connected with an activity that the connection itself raises serious policy issues.

In the instant case, the Proponent's shareholder proposal does not request the Company to cease making loans to specific companies or even specific industries. On the contrary, it calls on BOA to report (i) on the impact on the environment that has come about as a result of the implementation of its own current policies and (ii) an assessment of the probable environmental impact of enhancing those policies. The proposal is therefore one that relates to the company's OWN environmental policies and their impact in the real world.

Secondly, even though some other corporation is doing the actual cutting off of the mountain tops, nevertheless, if the registrant has a close enough nexus to the creation of the harm, then the shareholder proposal cannot be excluded under Rule 14a-8(i)(7). Thus, registrants have been asked to report to their shareholders not only about their own emissions, but also about the emissions of others, namely those who bought and used its products (i.e. the total lifecycle pollution emissions). See, e.g., *American Standard Companies, Inc.* (March 18, 2002). Consequently, it is not surprising that the Staff has often held that shareholder proposals to banks or other financial institutions that have enabled serious harm cannot be excluded under (i)(7) even though the actual commission of the harm will be executed by others. For example, in *Merrill Lynch & Co.* (February 25, 2000) the proposal requested the registrant to revise its criteria for accepting underwriting assignments to incorporate criteria that would consider the impact that the use of the funds would have on the environment, on human rights and on its reputation. That is, of course, exactly analogous to the type of action that the Proponent is asking the Company to undertake. An identical result was reached in *Morgan Stanley Dean Witter & Co.* (January 11, 1999). A similar result was also reached in *Citigroup Inc.* (February 27, 2002) in which the Staff refused to grant a no-action letter with respect to a shareholder proposal that in effect asked the bank to cease lending for "projects in endangered ecosystems and those that negatively impact indigenous peoples". Clearly, just as in *Merrill Lynch* and *Morgan Stanley*, the actual perpetrator of the harm was not the bank itself, but the recipient of the loan. So, too, in the instant case. The Company is closely enough associated with the grievous harm these projects do to the environment that the Proponent's shareholder proposal raises an important policy issue for the lender as well as the borrower.

In summary, the financing of projects having a major impact on the environment raises an important policy issue with respect to a registrant. Consequently, the Proponent's shareholder proposal cannot be excluded by Rule 14a-8(i)(7) even if it is deemed not to pertain to the implementation of the company's own environmental policies.

RULE 14a-8(i)(3)

> "Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." Staff Legal Bulletin 14B (September 15, 2004). (Emphasis in original.)

The Company has made no attempt whatsoever to ague that the Proponent's shareholder proposal is vague or indefinite so as to warrant its exclusion in the entirety. Therefore the Company's citation of *Wal-Mart Stores, Inc.* (April 2, 2001) and *McDonald's Corp.* (March 13, 2001) are irrelevant since in each case the proposal at issue was excluded, in the words of the Staff's no-action letter, because it was "vague and indefinite". The Proponent's shareholder proposal suffers from no such defect.

Nor has BAC pointed out any defect similar to the defect in *General Electric Company* (January 9, 2009), which defect permeated the entire proposal, rendering it false because the proposal purported to set voting regulations concerning "withheld" votes for directors when the company had a majority voting regime in place under its Articles of Incorporation that did not permit the withholding of votes.

Instead, the Company points to one alleged factual error in describing the Company's present policy regarding the financing of mountain top removal projects. Even if BAC is correct in its contention that the statements are false, they do not in any way affect the crux of the proposal, as was the case in *General Electric*.

As noted in the above quote from Staff Legal Bulletin 14B, the Company has the "burden of demonstrating" that the Proponent's statement is "*materially*" false. This it has failed to do. The Proponent is not asking the Company to violate any existing contracts. Indeed, the Company has failed to carry its burden of demonstrating the alleged falsity of the statements since it has not actually claimed that there are any existing loan commitments that require BAC to provide financing for mountain top removal projects which committments contain no "escape" clauses that would permit BAC to not provide such financing. In this connection, it is worth noting that the policy is now several years old, and many loan commitments will have expired over the time that the policy has been in effect. Therefore, as it stands, the Company's argument is purely hypothetical and thus it does not demonstrate that the Proponent's wording is false.

Furthermore, the alleged misstatement must be material. Although we quite agree that there is a difference between barring financing and phasing it out, we find it hard to believe that a rational shareholder's vote would be affected by the difference in wording between "barring financing" and "phasing out financing". Since the definition of materiality in the proxy context is whether the statement would influence the vote of a rational shareholder (see *TSC Industries, Inc, v. Northway, Inc.*, 426 U.S. 438 (1976)), we do not believe that this standard has been met.

In any event, as Staff Legal Bulletin 14B makes clear, if there is a material misstatement the remedy is not exclusion of the entire proposal, but rather modification of the text to correct the misstatement. In the event that the Staff were to disagree with us and find that reference to the policy as "barring" financing, rather than "phasing out" financing, is materially misleading, the Proponent would be pleased to amend its proposal to correct that minor misstatement.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Andrew A. Gerber
Shelley Alpern
Leslie Lowe
Laura Berry

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 26, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Bank of America Corporation

Dear Sir/Madam:

I have been asked by Trillium Asset Management Corporation (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BAC" or the "Company"), and which has submitted a shareholder proposal to BAC, to respond to the letter dated December 23, 2009, sent to the Securities & Exchange Commission by Hunton & Williams on behalf of the Company, in which BAC contends that the Proponent's shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in BAC's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on its policies relating to the financing of mountain top removal operations.

BACKGROUND

Two years ago a shareholder proposal concerning mountain top removal, but with a quite differently worded Resolve Clause, was submitted to BAC. Because of the overbroad wording of the Resolve Clause, which could have been read to request the bank to cease financing to suppliers (including electric utilities etc) of companies engaged in mountain top removal coal mining the proposal was excluded as vague under Rule 14a-8(i)(3).

In connection with the Company's no-action request two years ago, the undersigned submitted to the Commission a letter in opposition to that request. A portion of that letter, which quite retains its relevance, is quoted immediately below:

****

The effects of mountaintop removal coal mining ("MTR") were recently the subject of litigation in West Virginia. In *Ohio Valley Environmental Coalition et al v. United States Army Corps of Engineers*, 479 F. Supp. 2d 607 (SDWV, March 23, 2007) the plaintiffs sued for declaratory relief that the Army Corps had violated the Clean Water Act and the Environmental Policy Act by granting permits to fill streams in conjunction with MTR and to enjoin the other defendants from engaging in the conduct authorized by those permits. The Court granted the plaintiffs the relief that they had requested and described MTR in Part I ("INTRODUCTION") of its opinion as follows: (Citations omitted in all excerpts from the opinion, except as otherwise indicated.)

INTRODUCTION
Coal mining has long been part of the fabric of Appalachian life, providing jobs to support workers and their families and energy to fuel the nation. Unfortunately, coal mining also exacts a toll on the natural environment. In particular, the mining technique at issue in these permits potentially results in dramatic environmental consequences. The Honorable Charles H. Radon II, after a firsthand examination of maintop removal mining sites in southern West Virginia, offered the following description:
[M]ined sites were visible from miles away. The sites stood out among the natural wooded ridges as huge white plateaus, and the valley fills appeared as massive, artificially landscaped stair steps. Compared to the thick hardwoods of surrounding undisturbed hills, the mine sites appeared stark and barren and enormously different from the original topography.
Bragg v. Robertson, 54 F. Supp. 2d. 635, 646 (S.D. W. Va. 1999) (issuing preliminary injunction upon finding irreparable harm).
This lawsuit represents another challenge against the coal industry and governmental regulators over mountaintop removal coal mining. The controversy surrounding this

method of coal mining has spawned numerous lawsuits by environmentalists against state and federal regulators involved in the approval and use of mountaintop removal mining in West Virginia and neighboring Appalachian states. The Honorable Paul V. Niemeyer, speaking for a panel of the Fourth Circuit, aptly described the backdrop for this controversy six years ago: Mountaintop-removal coal mining while not new, only became widespread in West Virginia in the 1990s. Under this method, to reach horizontal seams of coal layered in mountains, the mountaintop rock above the seam is removed and placed in adjacent valleys; the coal is extracted; and the removed rock is then replaced in an effort to achieve the original contour of the mountain. But because rock taken from its natural state and broken up naturally "swells", perhaps by as much as 15 to 25%, the excess rock not returned to the mountain--the "overburden"--remains in the valleys, creating "valley fills." Many valley fills bury intermittent and perennial streams and drainage areas that are near the mountaintop. Over the years, the West Virginia Director of Environmental Protection (the Director" or "State Director"), as well as the U.S. Army Corps of Engineers, has approved this method of coal mining in West Virginia. The disruption to the immediate environment created by mountaintop mining is considerable and has provoked sharp differences of opinion between environmentalists and industry players.

Bragg v. West Virginia Coal Assoc., 248 F.3d 275, 286 (4th Cir. 2001).

In this matter, environmentalists have targeted the U.S. Army Corps of Engineers ("Corps"). Although the Corps has no direct regulatory authority with respect to mountaintop removal coal mining, it plays an indirect role through its control over a critical byproduct of mountaintop removal mining: valley fills, which entail burying streams when valleys are filled with overburden. Section 404 of the Clean Water Act ("CWA"), 33 U.S.C. § 1251, *et seq.*, vests authority in the Corps to issue permits for the disposal of fill material into the waters of the United States. Without such a permit, the discharge is prohibited, thus precluding the construction of valley fills necessary for mountaintop removal coal mining.

The "dramatic environmental consequences" mentioned by Judge Chambers in the second sentence of his opinion are detailed subsequently in his opinion (at pp. 28-30):

The Corps' decision to issue those permits [four permits were at issue; subsequently four additional permits were also enjoined in the some litigation: see LEXIS 75882] will allow the applicants to bury miles of streams and fill their valleys with excess spoil material produced by mountaintop removal mining. 21 [Footnote 21 reads as follows. "This material consists of rock, soil and other material excavated during mining by using the mountaintop removal method. The material expands greatly and cannot be placed back in its approximate original contour, so valleys near the mining are filled. In addition, the overburden material, as a result of being exposed, undergoes chemical changes which also may affect water quality and aquatic life."] The Corps candidly acknowledges in the CDDs that those valley fills will permanently bury the streams along with their riparian areas, permanently alter the normal water flow within the area under the fill, and destroy or disrupt the living organisms and their habitats within the valley.

Each decision reports the length of the streams to be filled. For example, the Lexare East permit allows the permanent filling of 24,860 linear feet [just over 4.7 miles] of intermittent and ephemeral streams in order to construct the seven valley fills within the Laurel Creek and Drawdy Creek watersheds. *CDD for Laxare East Surface Mine Application ("Laxare East CDD"),* 14, 44 (July 18, 2006). These seven fills will hold 73.9 million cubic yards of overburden material, with each fill draining between 108 acres to 229 acres. *Id.* at 14-15, 36. Construction of these fills will require the permanent filling of 9,367 linear feet of intermittent and 15,493 linear feet of ephemeral streams. The project also calls for the construction of ten sediment ponds, which will temporarily impact 935 linear feet of intermittent streams and 2,164 linear feet of ephemeral streams. In total, 27,959 linear feet [just under 5.3 miles] of intermittent and ephemeral streams will be impacted, 24,860 permanently. Biological samples collected at different stations within the streams revealed a large number and healthy variety of aquatic organisms.

The Court then goes on to describe in similar terms the results that will ensue under each of the other three permits (covering approximately 8 miles of streams) at issue in this branch of the litigation (which ultimately involves eight permits with one additional permit grant not yet ripe for decision). After describing these environmental impacts, time Court went on to say (at p. 31):

The Corps does not dispute that these impacts, standing alone, would require a finding that the proposed discharges violate the CWA and mandate a full EIS under NEPA. *See, e.g., Black Castle CDD,* at 87. However, the Corps defends its approvals by relying on mitigation to offset these impacts, thereby rendering the effects not significant. Before the Court may evaluate whether the mitigation plans offset the impacts, the Court first must consider whether the Corps has met its duty to properly assess the impacts.

The Court subsequently held that the mitigation plans failed to offset the environmental impacts that would result from the fill portion of MTR. Before reaching that conclusion, the Court, in Part V A 3 (ii) of its opinion, discussed the "Role of Headwater Streams" in the environment as disclosed by the testimony in the case:

All streams contribute similar ecological benefits, no matter what their size. Streams transport sediment and organic material downstream and serve as habitat for aquatic and other life. Yet, headwater streams differ from perennial streams in critical ways. Headwater streams, such as those at issue here, are typically found in forested hollows. The forests supply organic material critical to the stream and life within it. Trees often produce a canopy covering portions of the stream, shading the water in the summer and providing organic matter. This organic material is collected within the headwater streams, broken down and transported downstream where it supplies much of the energy and material which support life and other ecological functions. In addition, the process of "nutrient uptakes." is greater in headwater streams. . . .headwaters allow for nutrients to be broken down and used by organisms downstream. (At pp. 40-41.)

Moreover, headwaters serve as the habitat for unique fauna and possess greater biodiversity, with 90% of the biodiversity of a watershed found in headwaters. . . . A greater portion of their flow comes from groundwater, which tends to be cooler than surface water in the summer and warmer in the winter, thereby regulating the temperature of downstream waters. This groundwater exchange also contributes to a water purification function. Groundwater exchange is a complex interaction of water, nutrients, organic material and chemicals, occurring through contact with the stream bed and banks, where water and dissolved material move to and from the stream These characteristics make headwater streams disproportionately important in functions related to biodiversity, water quality, and nutrient processing. (At pp. 41-42.)

The destruction of headwater streams and the trees and plants around them eliminates a large amount of organic material from the stream network and deprives downstream resources of the other functions typically served by headwater streams. . . . The groundwater exchange naturally occurring in intermittent streams is lost, which may decrease the water purification process. As a result of valley fills, the water chemistry changes, which affects the range of aquatic life. Valley fills increase the discharge of chemicals which are then carried downstream. 38 [Fn 38: The valley fills and mining activity will result in downstream "increases in sulfates, total dissolved solids, total calcium, total magnesium, hardness, total manganese, dissolve manganese, specific conductance, alkalinity, and total potassium" *See, e.g., Camp Branch CDD,* at 12.] While many discharges are regulated by water quality standards, some chemical changes associated with poorer water quality, such as conductivity, are not. The increased chemical mix produced by valley fills reduces biodiversity, causing a shift toward pollution tolerant organisms. An EPA-directed aquatic impacts assessment concluded that sites with valley fills had "lower biotic integrity" and "reduced taxa richness" with "fewer pollution-sensitive EPT taxa." 41 [Fn 41: EPT taxa refers to certain pollution sensitive species. . . whose presence is recognized as an indicator of a healthy stream.] (At pp. 42-43.)

[Fn 47, at p. 47, quotes the EPA's assessment with respect to one of the permits: "These ephemeral and intermittent streams provide high levels of water quality and quantity, sediment control, nutrients, and organic contributions, and as a result, are largely responsible for maintaining the quality of downstream environ systems for considerable distances."]

A similar description of the effect of MTR on streams can be found in the EPA studies of the matter. For example, both the Executive Summary of the Draft Moutaintop Mining/Valley Fills in Appalachia Programmatic Environmental Impact Statement (2003) (**http://www.ega.gov/region3/mtntop/eia.htm**) and the Summary of the Final Programmatic Environmental Impact Statement (2005) (**http://www.ega.gov/region3/mtntop/index.htm**) describe the major impact that MTR has on the environment in identical terms (pp. ES-1 ES-4 of the Draft and pp. 2-3 of the Final):

"Mountaintop Mining" refers to coal mining by surface methods . . . in the steep terrain of the central Appalachian coalfields. The additional volume of broken rook that is often generated as a result of this mining, but cannot be retuned to the locations from which it was removed, is known as "excess spoil" and it typically placed in valleys adjacent to the surface mine, resulting in "valley fills". . . .

The geographic focus of this study involves approximately 12 million acres, encompassing most of eastern Kentucky, southern West Virginia, western Virginia and scattered areas of eastern Tennessee. The study area contains about 59,000 miles of streams. Some of the springs flow all year, some flow part of the year, and some flow only briefly after a rainstorm or snow melt Most of the streams discussed in this PEIS [preliminary environmental impact statement] are considered headwater streams. Headwater streams are generally important ecologically because they contain not only diverse invertebrate assemblages, but some unique aquatic species. Headwater streams also provide organic energy that is critical to flab and other aquatic species throughout an entire river. Ecologically, the study area is valuable because of its rich plant life and because it is a suitable habitat for diverse populations of migratory songbirds, mammals, and amphibians. . . .

. . . . [S]tudies [by the EPA and others] noted the following:

* Of the largely forested study area, approximately 6.8% has been or may be affected by recent and future (1992-2012) mountaintop mining [USEPA, 2002]. In the past, reclamation focused primarily on erosion prevention and backfill stability and not reclamation with trees. Compacted backfill material hindered tree establishment and growth; reclaimed soils were more conducive for growing grass; and grasses, which out-competed tree seedlings, were often planted as a quiet growing vegetative cover. As a result, natural succession by trees and woody plants on reclaimed mined land (with intended post-mining land uses other than forest) was slowed. . . .

. More species of interior forest songbirds occur in forest unaffected by mining than forest edge adjacent to reclaimed mined land. Grassland bird species are more predominant on reclaimed mines. Similarly, amphibians (salamanders) dominate unaffected forest, whereas reptiles (snakes) occupy the reclaimed mined lands. Small mammals and raptors appear to inhabit both habitats.
. Approximately 1200 miles of headwater streams (or 2% of the streams in the study area) were directly impacted by MTM/VF features including coal removal areas, valley fills, roads, and ponds between 1992 and 2002. An estimated 724 stream miles (1.2% of streams) were covered by valley fills from 1985 to 2001. Certain watersheds were more impacted by MTM/VF than others. . . .

. Streams in watersheds where MTM/VFs exist are characterized by an increase of minerals in the water as well as less diverse and more pollutant-tolerant macroinvertebrates and fish species. . . .

The effect of MTR on the environment is extensively discussed in Chapter III of the Draft EIS, with the most detailed discussion at Part D, dealing with the impact on headwater streams. This section listed (p. III D-1) eight potential impact factors:
1. Loss of linear stream length [the text indicates that an EPA study showed that in a recent ten year period permits for filling were issued that covered over 2% of the total

stream length in the region (see p. III D-2.0]
2. Loss of biota under fill foot print or from mined stream reaches ["when streams are filled or mined all biota living in the footprint of the fill or in the mined area are lost" (at p. III D-2); "filling or mining stream areas even in very small watersheds has the potential to impact aquatic communities some of which may be of high quality or potentially support unique aquatic species (at p. III D-4)
3. Loss of upstream energy from buried stream reaches ["although invertebrates and microbiota in headwater streams are only a fraction of living plant and animal biomass, they are critical in the export of organic matter to downstream areas by converting leaf litter to fine particulate organic matter" (at p. III D-5)
4. Changes in downstream thermal regime
5. Changes in downstream flow regime
6. Changes in downstream chemistry [Based on an EPA study "[s]ites in the filled category had increased concentrations of sulfate, total dissolved solids, total selenium, total calcium, total magnesium, hardness, total manganese, dissolved manganese, specific conductance, alkalinity, total potassium, acidity and nitrate/nitrite. There were increased concentrations of sodium. . ." (at p. III D-6)]
7. Changes in downstream sedimentation (bed characteristics) ["mining and valley fills may alter the sediment composition of streams" (at p. III D-8)]
8. Effects on downstream biota [EPA studies found that "[t]he Filled and Filled-Residential sites have been found to differ from the unmined and mined sites in six to nine of the nine evaluation metrics." (at p. III D-14)]

The scope of the environmental degradation is enormous, even more so when the cumulative effect of the large numbers of projects are considered. Reportedly, MTR has already leveled at least 474 mountains in Appalachia. If one projects the EPA's estimates, by mid-century about 20% of the 12 million acres of mountains and forests will have suffered from MTR and 12% of the streams in that area will have been eliminated. And it is well to bear in mind that although the information provided above in this letter has emphasized the effects on streams, with some mention of birds etc., it is not only the ecology of streams that is affected by MTR, but also valleys, forests and, of course, the mountains themselves. It is difficult in the extreme to image any other activity that has a greater impact on the neighboring environment and ecology than does MTR.

During the past three to four years, Bank of America has been heavily involved in the financing of coal mines and coal plants, and, in addition to its regular lending activities, has been a participant in publicly disclosed financings by, among others, AES Corporation (electric generator whose plants produce 2,329 megawatts from coal in the US and many more megawatts from coal outside the US; including 3,020 mw from coal in China), Alpha Natural Resources (coal company), Arch Coal, Cleco Corp. (utility generating 70% of its power from coal), Consol Energy (coal company), Dynergy (utility generating over 3,500 mw from coal, with plants under construction for an additional 687 mw), FPL Group (utility with three coal plants that has plans to build two more at a cost of $ 3.4 billion), Foundation Coal, International Coal Group, Integrys Energy Group (credit facility to its energy generation unit, WPS Resources, WPS generates virtually all of its electricity from coal, using over 3.5 million tons per year and is building additional facilities that will use an additional 2,000,000 tons of coal per year), Massey Energy (coal company) and Peabody Energy (coal company).

****

Since the above was written, the environmental concerns have only increased, not only by way of scientific and regulatory concern, but also in the media.

For example, the journal *Science*, the publication of the American Association for the Advancement of Science, published an article on January 8, 2010 by eleven scientists detailing the adverse impacts of mountain top removal mining. The findings of these scientists are well summarized by the second paragraph of their article:

> Despite much debate in the United States, surprisingly little attention has been given to the growing scientific evidence of the negative impacts of MTM/VF [Mountain top removal/Valley Fill]. Our analyses of current peer-reviewed studies and of new water-quality data from WV [West Virginia] streams revealed serious environmental impacts that mitigation practices cannot successfully address. Published studies also show a high potential for human health impacts.

As indications of public concern on the matter, using the search phrase "mountain top removal" as a single search term gives 10,500 hits on Google (data accessed January 24). A similar search for that phrase as a single search term on the website of the New York Times yielded 262 hits for the most recent 12 months (data accessed January 24).

Finally, governmental regulatory concern has been enhanced. For example, Region 3 of the Environmental Protection Agency published a study on July 8, 2008 entitled "Downstream effects of mountaintop coal mining: comparing biological conditions using family- and genus-level macroinvertebrate bioassessment tools (PDF) (21 pp, 1.1MB, About PDF) by Gregory J. Pond, Margaret E. Passmore, Frank A. Borsuk, Lou Reynolds, and Carole J. Rose, US EPA. (Available by clicking on the citation in this email.) The abstract of that study begins with the following sentence:

> Surface coal mining with valley fills has impaired the aquatic life in numerous streams in the Central Appalachian Mountains.

On June 11, 2009, The EPA issued the following press release detailing steps that it was undertaking to establish an interagency program in cooperation with the Department of the Interior and the Army Corps of Engineers to combat the evils associated with mountain top removal coal mining:

> **WASHINGTON** – Obama Administration officials announced today that they are taking unprecedented steps to reduce the environmental impacts of mountaintop coal mining in the six Appalachian states of Kentucky, Ohio,

Pennsylvania, Tennessee, Virginia, and West Virginia through a coordinated approach between the Environmental Protection Agency (EPA), Department of the Interior (DOI) and Army Corps of Engineers.

Through a Memorandum of Understanding signed by Lisa P. Jackson, Administrator of the Environmental Protection Agency; Ken Salazar, Secretary of the Interior; and Terrence "Rock" Salt, Acting Assistant Secretary of the Army for Civil Works, the Administration will implement an Interagency Action Plan on mountaintop coal mining that will:

- Minimize the adverse environmental consequences of mountaintop coal mining through short-term actions to be completed in 2009;
- Undertake longer-term actions to tighten the regulation of mountaintop coal mining;
- Ensure coordinated and stringent environmental reviews of permit applications under the Clean Water Act (CWA) and Surface Mining Control and Reclamation Act of 1997 (SMCRA);
- Engage the public through outreach events in the Appalachian region to help inform the development of Federal policy; and
- Federal Agencies will work in coordination with appropriate regional, state, and local entities to help diversify and strengthen the Appalachian regional economy and promote the health and welfare of Appalachian communities.

"Mountaintop coal mining cannot be predicated on the assumption of minimal oversight of its environmental impacts, and its permanent degradation of water quality. Stronger reviews and protections will safeguard the health of local waters, and thousands of acres of watersheds in Appalachia," said EPA Administrator Lisa P. Jackson. "Our announcement today reaffirms EPA's fundamental responsibility for protecting the water quality and environmental integrity of streams, rivers, and wetlands under the Clean Water Act. Getting this right is important to coalfield communities that count on a livable environment, both during mining and after coal companies move to other sites." . . . .

"The steps we are taking today are a firm departure from the previous Administration's approach to mountaintop coal mining, which failed to protect our communities, water, and wildlife in Appalachia," said Secretary Salazar. "By toughening enforcement standards, by looking for common-sense improvements to our rules and regulations, and by coordinating our efforts with other agencies, we will immediately make progress toward reducing the environmental impacts of mountaintop coal mining."

"This agreement represents federal agencies working together to take the President's message on mountaintop coal mining into action," said Nancy Sutley, Chair of the White House Council on Environmental Quality. "We are committed to powering our country while protecting health and welfare in the Appalachian region, securing access to clean streams and safe drinking water, and honoring our clean water laws." . . . .

The Army Corps of Engineers and the Environmental Protection Agency will take immediate steps under the CWA to minimize environmental harm by taking the following actions in 2009:
- Requiring more stringent environmental reviews for future permit applications for mountaintop coal mining;
- Within 30 days of the date of the MOU, the Corps will issue a public notice (pursuant to 33 C.F.R. § 330.5) proposing to modify Nationwide Permit (NWP) 21 to preclude its use to authorize the discharge of fill material into streams for surface coal mining activities in the Appalachian region, and will seek public comment on the proposed action;
- Strengthening permit reviews under CWA regulations (Section 404(b)(1)) to reduce the harmful direct and cumulative environmental impacts of mountaintop coal mining on streams and watersheds;
- Strengthening EPA coordination with states on water pollution permits for discharges from valley fills and state water quality certifications for mountaintop coal mining operations; and - Improving stream mitigation projects to increase ecological performance and compensate for losses of these important waters of the United States. . . .

Concurrent with these short-term actions, the three agencies will embark on a comprehensive, coordinated review of their existing respective regulations and procedures governing mountaintop coal mining under existing law. The agencies will also create an interagency working group to promote ongoing Federal collaboration and ensure the Action Plan achieves results. As these reforms are implemented, the agencies will seek to involve the public and guide Federal actions through robust public comment and outreach.

RULE 14a-8(i)(7)

a. The Standard

In 1976 the Commission in Release 12999 (November 22, 1976) reviewed and reversed prior Staff determinations which had excluded shareholder proposals on ordinary business grounds and concluded that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

The same issue was discussed in Release 34-40018 (May 21, 1998) where the Commission stated that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

We believe that the Proponent's shareholder proposal clearly meets the standard of having significant policy implications inherent in it.

b. Mountain top removal coal mining

We believe it clear beyond cavil that, in general, the issue of mountain top removal coal mining meets the standard enunciated in the two Commission releases. The materials supplied above in the section of this letter entitled "Background" establishes this beyond any doubt. Indeed, BAC does not appear to contest the fact that, for someone actually engaged in such activities, a shareholder proposal addressing those activities would not be excluded by 14a-8(i)(7).

c. BAC's own activities

Although it is often true, as the Company suggests in its argument, that lending activities are matters of ordinary business, this is not true if the financial provider is closely enough connected with an activity that the connection itself raises serious policy issues.

In the instant case, the Proponent's shareholder proposal does not request the Company to cease making loans to specific companies or even specific industries. On the contrary, it calls on BOA to report (i) on the impact on the environment that has come about as a result of the implementation of its own current policies and (ii) an assessment of the probable environmental impact of enhancing those policies. The proposal is therefore one that relates to the company's OWN environmental policies and their impact in the real world.

Secondly, even though some other corporation is doing the actual cutting off of the mountain tops, nevertheless, if the registrant has a close enough nexus to the creation of the harm, then the shareholder proposal cannot be excluded under Rule 14a-8(i)(7). Thus, registrants have been asked to report to their shareholders not only about their own emissions, but also about the emissions of others, namely those who bought and used its products (i.e. the total lifecycle pollution emissions). See, e.g., *American Standard Companies, Inc.* (March 18, 2002). Consequently, it is not surprising that the Staff has often held that shareholder proposals to banks or other financial institutions that have enabled serious harm cannot be excluded under (i)(7) even though the actual commission of the harm will be executed by others. For example, in *Merrill Lynch & Co.* (February 25, 2000) the proposal requested the registrant to revise its criteria for accepting underwriting assignments to incorporate criteria that would consider the impact that the use of the funds would have on the environment, on human rights and on its reputation. That is, of course, exactly analogous to the type of action that the Proponent is asking the Company to undertake. An identical result was reached in *Morgan Stanley Dean Witter & Co.* (January 11, 1999). A similar result was also reached in *Citigroup Inc.* (February 27, 2002) in which the Staff refused to grant a no-action letter with respect to a shareholder proposal that in effect asked the bank to cease lending for "projects in endangered ecosystems and those that negatively impact indigenous peoples". Clearly, just as in *Merrill Lynch* and *Morgan Stanley*, the actual perpetrator of the harm was not the bank itself, but the recipient of the loan. So, too, in the instant case. The Company is closely enough associated with the grievous harm these projects do to the environment that the Proponent's shareholder proposal raises an important policy issue for the lender as well as the borrower.

In summary, the financing of projects having a major impact on the environment raises an important policy issue with respect to a registrant. Consequently, the Proponent's shareholder proposal cannot be excluded by Rule 14a-8(i)(7) even if it is deemed not to pertain to the implementation of the company's own environmental policies.

RULE 14a-8(i)(3)

> "Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." Staff Legal Bulletin 14B (September 15, 2004). (Emphasis in original.)

The Company has made no attempt whatsoever to ague that the Proponent's shareholder proposal is vague or indefinite so as to warrant its exclusion in the entirety. Therefore the Company's citation of *Wal-Mart Stores, Inc.* (April 2, 2001) and *McDonald's Corp.* (March 13, 2001) are irrelevant since in each case the proposal at issue was excluded, in the words of the Staff's no-action letter, because it was "vague and indefinite". The Proponent's shareholder proposal suffers from no such defect.

Nor has BAC pointed out any defect similar to the defect in *General Electric Company* (January 9, 2009), which defect permeated the entire proposal, rendering it false because the proposal purported to set voting regulations concerning "withheld" votes for directors when the company had a majority voting regime in place under its Articles of Incorporation that did not permit the withholding of votes.

Instead, the Company points to one alleged factual error in describing the Company's present policy regarding the financing of mountain top removal projects. Even if BAC is correct in its contention that the statements are false, they do not in any way affect the crux of the proposal, as was the case in *General Electric*.

As noted in the above quote from Staff Legal Bulletin 14B, the Company has the "burden of demonstrating" that the Proponent's statement is "*materially*" false. This it has failed to do. The Proponent is not asking the Company to violate any existing contracts. Indeed, the Company has failed to carry its burden of demonstrating the alleged falsity of the statements since it has not actually claimed that there are any existing loan commitments that require BAC to provide financing for mountain top removal projects which committments contain no "escape" clauses that would permit BAC to not provide such financing. In this connection, it is worth noting that the policy is now several years old, and many loan commitments will have expired over the time that the policy has been in effect. Therefore, as it stands, the Company's argument is purely hypothetical and thus it does not demonstrate that the Proponent's wording is false.

Furthermore, the alleged misstatement must be material. Although we quite agree that there is a difference between barring financing and phasing it out, we find it hard to believe that a rational shareholder's vote would be affected by the difference in wording between "barring financing" and "phasing out financing". Since the definition of materiality in the proxy context is whether the statement would influence the vote of a rational shareholder (see *TSC Industries, Inc, v. Northway, Inc.*, 426 U.S. 438 (1976)), we do not believe that this standard has been met.

In any event, as Staff Legal Bulletin 14B makes clear, if there is a material misstatement the remedy is not exclusion of the entire proposal, but rather modification of the text to correct the misstatement. In the event that the Staff were to disagree with us and find that reference to the policy as "barring" financing, rather than "phasing out" financing, is materially misleading, the Proponent would be pleased to amend its proposal to correct that minor misstatement.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Andrew A. Gerber
Shelley Alpern
Leslie Lowe
Laura Berry

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 23, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Trillium Asset Management Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal dated November 17, 2009 (the "Proposal") from Trillium Asset Management Corporation (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

THE PROPOSAL

The Proposal requests that the Corporation's Board of Directors:

> "publish a report, at reasonable cost and omitting proprietary information, by October 2010, describing (i) the implementation of its policy barring funding of companies engaged predominantly in [mountain top removal ("MTR")] and an assessment of the efficacy of the policy in reducing [greenhouse gas ("GHG")] emissions and in protecting [the Corporation's] reputation; and (ii) assessing the probable impact on GHG emissions and environmental harm to Appalachia of expanding the policy to bar project financing for all MTR projects."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because it is materially false and misleading, in violation of Rule 14a-9.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). In addition, one must also consider "the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

A proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983).

A. The Proposal relates to the Corporation's core products and services.

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The Corporation provides unmatched convenience in the United States, serving approximately 53 million consumer and small business relationships with 6,000 retail banking offices, more than 18,000 ATMs and award-winning online banking with more than 29 million active users. The Corporation is among the world's leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world. The Corporation offers industry-leading support to more than 4 million small business owners through a suite of innovative, easy-to-use online products and services. The Corporation serves clients in more than 150 countries.

In short, the Corporation's day-to-day business is the provision of financial products and services, including the extension of credit, financing and investment services, to its clients. Notwithstanding these facts, the Proponent seeks to use the Proposal to personally exercise the power to determine to whom the Corporation can or cannot extend credit or other financial products and services. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers and its relationships with such customers.

Decisions surrounding the extension of banking services to customers are part of the Corporation's ordinary business. To whom the Corporation provides financing services requires inherently complex evaluations and is not something that stockholders, as a group, are in a position to properly and coherently oversee. The Corporation utilizes detailed credit scoring and other determinants in connection with decisions regarding whether to extend credit or otherwise provide financing services to a customer. It would not be appropriate for stockholders as a group to control these assessments. The Division has agreed that decisions regarding the provision of particular products and services to particular types of customers involve day-to-day business operations.

In *Bank of America Corporation* (March 10, 2009) ("*Bank of America 2009*"), a proposal requested that the board of directors terminate the corporation's acceptance of matricula consular cards for identification when providing banking services. The supporting statement indicated that the concern underlying the proposal was the use of matricula cards by illegal aliens. The Division permitted exclusion of the *Bank of America 2009* proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., sale of particular services)." Similarly, in *Bank of America Corporation* (February 27, 2008) ("*Bank of America 2008*"), a proposal requested an annual report detailing various aspects of the corporation's practices and policies that the proponent believed were connected to the provision of financial and banking services to illegal immigrants, including the acceptance of matricula consular cards as a form of identification. In *Bank of America 2008*, the Division permitted the exclusion of that proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)." As with *Bank of America 2009* and *Bank of America 2008*, the Proposal addresses the Corporation's credit policies, and its sale of particular financial products and services to a particular type of customer as well as the Corporation's customer relationships. The Proponent expressly seeks to limit the particular banking services the Corporation may provide to certain types of customers. As clearly set forth in the Division's responses in *Bank of America 2009* and *Bank of America 2008*, a corporation's ordinary business operations include decisions concerning "credit policies," the "sale of particular services" and "customer relations." Similarly, this Proposal falls within the Corporation's ordinary business operations to determine which customers it may enter into banking and financing relationships.

Further, in *Bank of America Corporation* (February 21, 2007) ("*Bank of America 2007*"), a proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in tax avoidance." In *Bank of America 2007*, the proponent sought to prohibit the corporation from providing financial services to clients to which the proponent objected and to clients that might use such financial services in a manner in which the proponent objected. The Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the corporation's ordinary business operations. *See also JPMorgan Chase & Co.* (February 26, 2007); and *Citigroup Inc.* (February 21, 2007). In a situation very similar to the one presented by the Proposal, in *Bank of America Corporation* (March 7, 2005) ("*Bank of America 2005*"), a proposal mandated that the corporation not provide "credit or other banking services" to customers engaged in payday lending. Although the corporation was not involved in the payday lending business, it did extend credit and provide financial services to companies engaged in payday lending. The proponent objected to the practice of payday lending and sought indirectly to halt the industry's operations. In *Bank of America 2005*, the proponent attempted to dictate to which clients the corporation could and could not extend credit or sell its financial product and services. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the Corporation's ordinary business operations. *See also Wells Fargo & Co.* (February 16, 2006). Much like *Bank of America 2005*, the Proposal objects to the Corporation providing financial products and services to customers that engage in activities disfavored by the Proponent. The Corporation is not, itself, involved in any of the disfavored activities.

In *Bancorp Hawaii, Inc.* (February 27, 1992) ("*Bancorp Hawaii*"), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services, or otherwise giving aid or comfort, to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that had changed their annual meeting dates was excludable because it related to ordinary business operations.

The forgoing examples are all the same—the proponent sought to control decisions involving the extension of credit and the provision of banking and financial products and services. The Proposal is no different. The Proponent wants to involve itself in the banking decisions and policies regarding the type of customers to whom the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services. Specifically, the Proponent wants to involve itself in the policies and practices regarding the financing of companies engaged in MTR coal mining projects.

The sale of a particular product or service is ordinary business. In other non-banking contexts, the Division has consistently taken the position that the sale or distribution of a particular category or type of product or service, whether considered controversial or viewed as socially unacceptable by certain segments of the general population, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery and chemical production. As with the no-action letters discussed below, the

Proposal relates directly to the sale by the Corporation of its products and services (i.e., credit extension, financial products and services, including financing and investments, to clients). In *Marriott International, Inc.* (February 13, 2004) ("*Marriott*") a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. *See also, Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product); and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001) ("*AT&T*"), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a shareholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)." *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. *See The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy regarding the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001), *Albertson's, Inc.* (March 23, 2001) and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising).

The Division has also carried this position to other areas, including illegal drugs (*see Centura Banks* above), prohibiting the sale of guns and ammunition (*Wal-Mart Stores, Inc.* (March 9, 2001)) and offensive imagery of different races or cultures (*Federated Department Stores, Inc.* (March 27, 2002)). All of these letters confirm that proposals, like the Proposal, regarding the sale of a particular product or service, even if controversial or viewed as socially unacceptable by certain segments of the general population, may be excluded because they relate to matters of ordinary business.

The Corporation is not involved in coal mining, MTR or the construction of coal burning power plants; rather it provides a wide range of financial products and services. The critical aspect in almost all of the foregoing letters was whether or not the subject company had a primary link to the controversial action, as opposed to merely selling a related product or service generally as part of its overall mix of products and services. Where a company does not manufacture or create the subject product, the issue becomes one of ordinary business and product selection. For instance, Marriott International, Inc., Kmart Corporation and AT&T Corp. do not make pornographic materials; Wal-Mart Stores, Inc., The Walt Disney Company and Gannett Co. Inc. do not manufacture cigarettes or any integral component thereof; and Bank of America is not a "payday" lender. All of these companies sell a wide range of products, such as financial services, lodging services, retail products, television and advertising. As was the case in *Bank of America 2007* and *Bank of America 2005* (each discussed above), the company neither fostered or created capital flight or tax avoidance nor engaged in payday lending, it merely provided financial services, including financing, loans and investments to it customers.

Each company, as part of its ordinary business, determines what products it will sell. The Corporation is in the same position as the above mentioned companies. The Corporation does not have the primary link to the controversial action because it sells a wide mix of financial products and services. The Corporation is not involved in MTR coal mining or the construction of coal burning power plants that emit carbon dioxide. The Proponent recognizes this fact in its supporting statement. The Proponent cites the Corporation's own goal to reduce its own greenhouse gases from its facilities and within its own energy and utility portfolio, then promptly pushes these matters aside and addresses its true concern. After citing the Corporation's goals, the Proponent states, [h]owever, the [Corporation's] greatest impact on climate change and the environment arises from its ***financing of businesses and activities*** such as coal mining that emit substantial greenhouse gases . . . and other pollutants." (emphasis added). Furthermore, the Proponent states "unless the [Corporation's] policy is broadened by ***barring all 'project financing' for MTR projects***, we doubt that it will significantly impact on [sic] the environmental concerns caused by MTR. (emphasis added). Finally, the Proposal refers to expanding "the [Corporation's] policy to ***bar project financing for all MTR projects***." (emphasis added).

The Proponent and the Proposal cannot be any clearer—the Proponent wants to be the ultimate arbiter of whom the Corporation may sell or offer its products and services. Because the Proponent has determined that MTR projects and coal mining operations are not acceptable, it seeks to dictate to the Corporation that it cannot extend credit or financing to borrowers with such operations. The fact that the Proposal is wrapped with various risk assessment language does not change this simple fact of what the Proponent is seeking to accomplish. As noted above, the Corporation provides a full range of commercial and investment banking, asset management and other financial and risk-management products and services to millions of customers, including individual consumers, small and middle market businesses and large corporations. Simply put, the Corporation's most basic products are financial services. The Proposal would prohibit the provision of financial services and products to certain customers and, thus, the Proposal seeks to give stockholders power over the Corporation's ordinary business operations.

B. The Proposal's nexus to the Corporation's day-to-day business operations overrides any perceived social policy considerations.

Although the Corporation believes that the health of the global environment is important and that reasonable measures should be taken to protect the environment,[1] the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). While certain proposals related to the environment have been found by the Division to raise significant policy concerns, the subject matter of the Proposal, the provision of financial products and services, does not. In *Staff Legal Bulletin No. 14E (CF)* (October 27, 2009) ("*SLB 14E*"), the Division indicated that it was changing its focus on no-action requests submitted under Rule 14a-8(i)(7). In *SLB 14E*, the Division stated that "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7)." Further, *SLB 14E* states much like the manner in which the Division treats proposals that call for a special report or the formation of a committee, the Division will "consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

SLB 14E also provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for stockholder vote. The Division's adoption of *SLB 14E* did not change the Division's analysis with respect to determining whether a proposal relates to significant policy issues, as *SLB 14E* specifically cites the *1998 Release*. Accordingly, under the Division's new interpretation set forth in *SLB 14E*, the Proposal is excludable under Rule 14a-8(i)(7) because the subject matter of the Proposal relates to well established ordinary business matters (*i.e.*, the extension of credit and the provision of financial products and services to a particular type of customer).

The Corporation, like most financial institutions, primarily engages in financing and investment banking services and not coal mining, MTR and related activities that result in significant GHG

---

[1] A discussion of the Corporation's numerous financial and other commitments to the environment are available on its website under "About Bank of America"--"In the Community"--"Environment." See the following link: http://environment.bankofamerica.com/?cm_mmc=ENT-Funded-_-vanity-_-EF01VN0002_environment-_-NA.

emissions. The Proponent uses phrases like "reducing GHG emissions" and "environmental harm" in an attempt to transform the Proposal into something it is not. Simply wrapping an ordinary business proposal with environmental buzz words will not change the ordinary business nature of such proposal. The Proposal's clear focus is on the Corporation's ordinary business operations — credit policies, financing activities and providing particular products and services to its clients. The Proposal requests the Corporation to prepare a report on "implementation of its policy ***barring funding of companies engaged predominantly in MTR***" and "assessing the probable impact . . . of expanding the policy to ***bar project financing for all MTR projects***." (emphasis added). As the plain language of the Proposal illustrates, its underlying subject matter clearly is the Corporation's provision of financial products and services to a particular type of customer.

Although there has been media attention on the environment, there has been relatively little media attention, if any, on financial service providers maintaining relationships with companies that are involved in coal mining or MTR. The Proposal attempts to link the Corporation's financial products and services to some behavior that the Proponent deems offensive. As noted above, the Corporation does not have the primary link to the controversial action—coal mining or MTR activities. In *SLB 14E*, the Division indicated that a "proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Such a nexus does not exist in this case. Since the Corporation does not engage in the activities at issue in the Proposal, its decisions regarding the provision of financial and banking services, do not raise significant policy concerns. See *Bank of America 2009* (illegal immigration), *Bank of America 2008* (illegal immigration), *Bank of America 2007* (capital flight from developing nations), and *Bank of America 2005* (payday lending) (each of these proposals had some social policy implications and dealt with matters that had some media attention, but which did not transcend their core ordinary business nature).

While the Proposal raises noteworthy environmental issues, it simply does not raise significant policy concerns that warrant the Division overriding a matter that is clearly related to the ordinary business of the Corporation (i.e., the sale of particular products and services and customer relations). The fact that the Proposal and supporting statement mention GHG emissions and environmental harm do not remove it from the scope of Rule 14a-8(i)(7), because the Proposal fundamentally addresses to whom the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services. Accordingly, based on the foregoing and consistent with Division precedent, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

C. Conclusion.

The provision of financial products and services to customers form the core of the Corporation's ordinary business operations. The Proposal seeks to limit the type of customer with whom the Corporation may establish or maintain a customer relationship, which is an issue relating to the Corporation's extension of credit policy and is part of the Corporation's ordinary business operations. The Board of Directors and management are in the best position to determine what policies and practices are prudent to service the Corporation's clients. The Proposal seeks to take this authority from management. Consistent with the foregoing discussion and prior statements by the Commission, the Corporation believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is materially false and misleading, in violation of Rule 14a-9.

Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. *See e.g., Sysco Corp.* (August 12, 2003) and *Siebel Systems, Inc.* (April 15, 2003). The Division has further stated that companies may rely on Rule 14a-8(i)(3) to exclude statements that "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; the company demonstrates objectively that the supporting statement is materially false or misleading." *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004).

The Division has consistently allowed the exclusion under Rule 14a-8(i)(3) of stockholder proposals that contain statements that are false or misleading. *See, e.g., General Electric Company* (January 6, 2009) (concurring in the exclusion of a proposal to adopt a policy based on the underlying assertion that the company has plurality voting and allows shareholders to "withhold" votes when in fact the company has majority voting and does not have a mechanism for shareholders to "withhold" votes in the typical elections because such proposal was false and misleading); *Wal-Mart Stores, Inc.* (April 2, 2001) (concurring in the exclusion of a proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (March 13, 2001) (granting no action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).

The Proposal states that the Corporation has a "policy ***barring funding*** of companies engaged predominantly in MTR." (emphasis added) The supporting statement further states "[The Corporation] adopted a policy that ***bars*** it from financing companies 'whose predominant method of extracting coal is through moutaintop removal.'" (emphasis added) These clauses are factually inaccurate and materially misleading to stockholders. In fact, the Corporation's Coal Policy[2] states that the Corporation "is particularly concerned about surface mining conducted through mountain top removal in locations such as central Appalachia. We therefore will ***phase out financing*** of companies whose predominant method of extracting coal is through mountain top removal." (emphasis added)

The statements contained in the Proposal incorrectly (i) state that the Corporation has ceased providing financing services to all customers whose predominant method of extracting coal is through mountain top removal and (ii) imply that the Corporation is capable of ceasing to provide financing services to any company involved in extracting coal through mountain top removal. The Corporation is contractually obligated to abide by existing financing arrangements. For this reason, when the Corporation adopted the Coal Policy it specifically stated that certain financing activities would be "phased out." The false statements described above are integral to the substance of and support for the Proposal.

As the Proposal and supporting statement contain false and misleading statements, the Corporation believes that they may be omitted under Rule 14a-8(i)(3), as a violation of Rule 14a-9.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

[2] Available at: http://environment.bankofamerica.com/articles/Energy/COAL_POLICY.pdf

HUNTON& WILLIAMS

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Trillium Asset Management Corporation

EXHIBIT A

See attached.

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

OFFICE OF THE

NOV 18 2009

CORPORATE SECRETARY

November 17, 2009

Alice A. Herald
Deputy General Counsel and Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Via fax (980.386.1760 and overnight mail

Dear Ms. Herald:

Trillium Asset Management Corporation ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. It is our intention to present the enclosed resolution at the 2007 annual stockholder meeting.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Bank of America Corporation on behalf of our client, Erik W. Landberg. Trillium submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Per Rule 14a-8, Mr. Landberg holds more than $2,000 of Bank of America common stock acquired more than one year prior to today's date and held continuously for that time. Mr. Landberg will remain invested in this position continuously through the date of the 2010 annual meeting. Verification of ownership will be forwarded separately. We will send a representative to the stockholders' meeting to move the resolution as required by the SEC rules.

Please direct any communications to me at (617) 292-8026, x 248 or salpern@trilliuminvest.com

Sincerely,

Shelley Alpern
Vice President, Director of Social Research & Advocacy
Trillium Asset Management Corporation

cc: Kenneth D. Lewis, Chief Executive Officer

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
950 W. Bannock Street, Suite 530
Boise, Idaho 83702-6118
T: 208-387-0777 F: 208-387-0278
800-567-0538

2010 – Bank of America shareholder proposal

2009 – Bank of America Corp.

WHEREAS:

Bank of America (BAC) recognizes that its ability to attract and retain customers and employees could be adversely affected "to the extent our reputation is damaged" and that "failure to address, or to appear to fail to address various issues" could damage the Corporation and its business prospects (2005 Annual Report).

BAC also recognizes that:

- The company's health is dependent on the health of communities and our society;
- Climate change and atmospheric pollution represent a risk to the ultimate stability and sustainability of our way of life; and
- Every part of our business has a potential impact on our environment. (http://www.bankofamerica.com/environment/index.cfm?template=env_cli changepos)

As a leading financial institution, BAC implemented a goal of reducing direct greenhouse gas (GHG) emissions from its facilities by 9% and indirect GHGs within its energy and utility portfolio by 7%. However, BAC's greatest impact on climate change and the environment arises from its financing of businesses and activities such as coal mining that emit substantial greenhouse gases (e.g., carbon dioxide and methane) and other pollutants.

Mountain top removal (MTR) coal mining, in particular, has serious adverse impacts on communities, the environment, and public health. MTR causes massive environmental devastation. Forests are clear-cut, the tops of mountains blasted away to reveal coal seams and the rubble dumped in the valleys below, filling streams and destroying water resources.

The U.S. Environmental Protection agency (EPA) found that approximately 1,200 miles of headwater streams in the Appalachian coal region (or 2% of the streams in the study area) were directly impacted by MTR. (http://www.epa.gov/region3/mtntop/index.htm)

Recently, EPA placed 79 MTR projects on hold to review of the permits due to concerns about water quality and environmental health. (http://www.bloomberg.com/apps/news?pid=email_en&sid=aJjhGdHTDUH4)

Between 1992 and 2012, EPA estimates MTR will have destroyed approximately 7% of Appalachian forests in coal mining regions studied. (http://www.epa.gov/Region3/mtntop/pdf/mtm-vf_fpeis_full-document.pdf)

Deforestation is the second leading source of GHG emissions worldwide. (http://www.gsfc.nasa.gov/gsfc/service/gallery/fact_sheets/earthsci/green.htm) Old growth forests, like those found in Appalachia, are important carbon sinks that store atmospheric carbon dioxide. The carbon in forests destroyed by MTR each year roughly equals the annual emissions from two 800-megawatt coal-fired power plants.

RESOLVED:

Shareholders request that BAC's Board publish a report, at reasonable cost and omitting proprietary information, by October 2010, describing
(i) the implementation of its policy barring funding of companies engaged predominantly in MTR and an assessment of the efficacy of the policy in reducing GHG emissions and in protecting BAC's reputation; and (ii) assessing the probable impact on GHG emissions and environmental harm to Appalachia of expanding the policy to bar project financing for all MTR projects.

SUPPORTING STATEMENT:

Recognizing the particularly damaging impacts of MTR, BAC adopted a policy that bars it from financing companies "whose predominant method of extracting coal is through mountaintop removal." However, BAC hasn't reported on how this policy has impacted its lending. Furthermore, unless the policy is broadened by barring all "project financing" for MTR projects, we doubt that it will significantly impact on the environmental concerns caused by MTR.